                                                     RULE NO. 424(b)(2)
                                                     REGISTRATION NO. 333-76951


PROSPECTUS SUPPLEMENT
(To Prospectus Dated May 24, 1999)


[LOGO OF KERR-McGEE CORP.]   Kerr-McGee Corporation



                                8,655,652 DECS/SM/

                     (Debt Exchangeable for Common Stock/SM/)
                  5 1/2% Exchangeable Notes Due August 2, 2004
                (Subject to Exchange into Shares of Common Stock
                          of Devon Energy Corporation)

  Holders of Kerr-McGee Corporation's 5 1/2% Exchangeable Notes Due August 2, 2004 (which we call DECS) will receive:

  .interest payments at the rate of 5 1/2% per year, paid quarterly, and

  . on August 2, 2004, between 0.84746 and one common share of Devon Energy
    Corporation per DECS, depending on the average trading price of Devon's common stock at that time, or the cash equivalent of such common stock.

   Investing in the DECS involves certain risks. See "Risk Factors" beginning on page S-5 of this prospectus supplement.

  We have attached the prospectus of Devon relating to the shares of Devon common stock that you may receive at maturity. The Devon common stock is listed on the American Stock Exchange under the symbol "DVN." The last reported sale price on the AMEX on July 27, 1999 was $33.1875 per share.

  The DECS have been approved for listing, subject to official notice of issuance, on the New York Stock Exchange, under the symbol "KMD."

  "DECS" and "Debt Exchangeable for Common Stock" are service marks of Salomon Smith Barney.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                                          Per Note    Total
                                                          -------- ------------
Initial public offering price............................ $33.1875 $287,259,450
Underwriting discount.................................... $ 0.9956 $  8,617,567
Proceeds to Kerr-McGee (before expenses) ................ $32.1919 $278,641,883

  The underwriters may, under the terms of the underwriting agreement, within the next 30 days purchase up to an additional 1,298,348 DECS from us at the initial public offering price less the underwriting discount.

  The underwriters expect to deliver the DECS against payment in New York, New York on August 2, 1999.

                               ----------------

Salomon Smith Barney                                  Credit Suisse First Boston

                ABN AMRO Rothschild a division of ABN AMRO Incorporated

                                     Lehman Brothers

                                                             Merrill Lynch & Co.

July 27, 1999

                               TABLE OF CONTENTS

Summary....................................................................  S-3
Risk Factors...............................................................  S-5
Kerr-McGee Corporation.....................................................  S-7
Devon Energy Corporation...................................................  S-8
Relationship Between Kerr-McGee and Devon.................................. S-10
Price Range of Devon Common Stock.......................................... S-11
Use of Proceeds............................................................ S-11
Ratios of Earnings to Fixed Charges........................................ S-12
Capitalization............................................................. S-13
Selected Financial and Operating Data of Kerr-McGee........................ S-14
Description of DECS........................................................ S-16
Certain United States Federal Income Tax Considerations.................... S-26
Legal Matters.............................................................. S-28
Forward-Looking Statements................................................. S-28
Where You Can Find More Information........................................ S-29
Supplemental Plan of Distribution.......................................... S-30

  You should rely only on the information contained or incorporated in this prospectus supplement. We have not authorized anyone else to provide you with different information. You should not rely on any other representations. Our affairs may change after this prospectus supplement is distributed. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of those documents.

                                    SUMMARY

The following summary contains basic information about us, Devon and the DECS. It does not contain all the information that is important to you. For more detailed information, please refer to the sections of this document entitled "Kerr-McGee Corporation", "Devon Energy Corporation" and "Description of the DECS". As used in this prospectus supplement, "Kerr-McGee", "we", "us" and "our" refer to Kerr-McGee and/or any or all of our subsidiaries, as the case may be. References to "$" in this prospectus supplement and in the accompanying prospectus are to U.S. dollars. Unless we say otherwise, we assume in this prospectus that the underwriters will not exercise the overallotment option.

                             Kerr-McGee Corporation

Kerr-McGee Corporation, an energy and chemical company, had its beginning in 1929 with the formation of Anderson & Kerr Drilling Company. With oil and gas exploration, development and production as our base, we have expanded into titanium dioxide pigment manufacturing and marketing and into the mining and marketing of minerals. We own a large inventory of natural resources that includes oil and gas reserves and chemical and mineral deposits.

                            Devon Energy Corporation

Devon is an independent energy company engaged primarily in oil and gas exploration, development and production and the acquisition of producing properties. Devon's oil and gas properties are concentrated in six operating areas in the United States and Canada. Devon is one of the top 15 public independent oil and gas companies in both the United States and Canada, as measured by oil and gas reserves. Devon's United States operations are primarily conducted in the Permian Basin, the San Juan Basin, the Rocky Mountains and the Mid-continent. Devon's Canadian operations are primarily conducted in the province of Alberta. At December 31, 1998, Devon's estimated proved reserves were 299.4 million barrels of oil equivalent, of which 67% were natural gas reserves and 33% were oil reserves.

                                  The Offering

Securities Offered............  $287,259,450 aggregate principal amount of 5
                                1/2% Exchangeable Notes, which we refer to as DECS, Due August 2, 2004.

Offering Price................  $33.1875 per DECS, which is the closing price per share of Devon common stock as reported on the AMEX Composite Tape on July 27, 1999.

Maturity Date.................  August 2, 2004.

Ranking.......................  Each DECS is an unsecured obligation of ours and will rank equally with all of our other unsecured and unsubordinated debt.

Exchange......................  On August 2, 2004, we will exchange each DECS into a number of shares of Devon common stock or, at our option, the equivalent amount of cash. If the maturity price of Devon common stock shortly before maturity is:

                                . $39.16125 or more, you will receive 0.84746
                                  shares of Devon common stock, or the cash equivalent, for each DECS you own,

                                . more than $33.1875 but less than $39.16125,
                                  you will receive a fraction of a share of Devon common stock worth $33.1875, or the cash equivalent, for each DECS you own, and

                                . less than or equal to $33.1875, you will
                                  receive one share of Devon common stock, or the cash equivalent, for each DECS you own.

                                The maturity price will be the average closing price of the Devon common stock for the 20 trading days immediately prior to (but not including) the date of maturity.

Certain Adjustment Events.....  In the event that certain events affecting the
                                Devon common stock occur prior to the maturity of the DECS, the exchange rate, which determines the amount you will receive at maturity, will be subject to adjustment or you will receive cash or other securities instead of or in addition to shares of Devon common stock. These events include, among other things, the payment of a stock or extraordinary cash dividend to holders of Devon common stock, a stock split or a recapitalization of outstanding Devon common stock, a distribution of securities or other property to holders of Devon securities and a merger or consolidation of Devon with another company.

No Early Redemption...........  We will not have the option to exchange the
                                DECS for Devon common stock prior to August 2, 2004.

U.S. Federal Income Tax         There is currently no statutory, judicial or
 Considerations...............  administrative authority that directly addresses the characterization of the DECS or instruments similar to the DECS for U.S.
                                federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the DECS are not certain. We are not requesting a ruling from the Internal Revenue Service with respect to the DECS and we cannot assure you that the Internal Revenue Service will agree with the conclusions expressed under "Certain United
                                States Federal Income Tax Considerations."

Listing.......................  The DECS have been approved for listing, subject to official notice of issuance, on the NYSE, under the symbol "KMD."

                                  RISK FACTORS

  You should carefully consider the information contained in this prospectus supplement and accompanying prospectus and the following factors before purchasing the DECS. Specifically, you should be aware that the trading price of the DECS may vary considerably prior to the date of maturity as a result of, among other things, fluctuations in the market price of the Devon common stock and other events that are difficult to predict and beyond our control.

The value of the DECS is contingent on the value of the Devon common stock

  The terms of the DECS differ from those of ordinary debt securities in that the value of Devon common stock (or, at our option, the cash equivalent) that you will receive when you exchange your DECS at maturity is not fixed, but is based on the market price of the Devon common stock at the time of the exchange. We cannot assure you that the amount you receive when you exchange your DECS will be equal to or greater than the price you paid for the DECS. For example, if the maturity price is less than the price you paid for the DECS, you will receive less than you paid for the DECS and your investment in the DECS would result in a loss. Moreover, you could lose your total investment in the DECS if Devon became insolvent or bankrupt. You bear the full risk of a decline in the value of the Devon common stock prior to maturity. The price of the Devon common stock has been volatile and we cannot predict whether it will rise or fall.

  As of the date of this prospectus supplement, we own an aggregate of 9,954,000 shares of Devon common stock, up to 8,655,652 shares of which (up to 9,954,000 shares if the underwriters' over-allotment option is exercised in full) we may deliver to holders of the DECS.

  See the Devon prospectus, which we have attached to this prospectus supplement, for more information on the Devon common stock.

The DECS may be less profitable than a direct investment in Devon

  Your opportunity for equity appreciation from your investment in the DECS is less than the opportunity for equity appreciation afforded by a direct investment in Devon common stock. The DECS are structured so that you will only receive an amount at maturity in excess of the principal amount of the DECS if the maturity price of the Devon common stock exceeds $39.16125. Moreover, even if the price of the Devon common stock exceeds $39.16125, you will only be entitled to receive upon exchange at maturity 84.75% of the appreciation of the Devon common stock in excess of $39.16125. See "Description of DECS" for examples of the amounts you would receive at maturity based on various prices of the Devon common stock.

  Also, you will receive annual distributions on the DECS at a rate of 5 1/2%, which is more than the historical annual dividend on a Devon share. However, Devon could pay dividends in the future that are higher than the distributions that you receive on the DECS.

A trading market for the DECS may not develop

  Although we have applied for listing of the DECS on the NYSE, we cannot predict accurately how or whether the DECS will trade in the secondary market or whether such market will be liquid. A resale market may not develop, or, if it does, might not give you the opportunity to resell your DECS and may not continue until the DECS mature. The underwriters currently intend, but are not obligated, to make a market in the DECS. See "Supplemental Plan of Distribution."

The DECS may affect the market for the Devon shares

  Any market that develops for the DECS is likely to influence and be influenced by the market for the Devon common stock. For example, the price of the Devon common stock could become more volatile and could be depressed by investors' anticipation of the potential distribution into the market of substantial additional amounts of Devon common stock at the maturity of the DECS, by possible sales of the Devon common stock by investors who view the DECS as a more attractive means of equity participation in Devon and by hedging or arbitrage trading activity that may develop involving the DECS and the Devon common stock.

Certain actions by Devon may adversely affect the value of the DECS

  The amount you receive at maturity is subject to adjustment for certain events arising from, among other things, stock splits and combinations, stock dividends and certain other actions of Devon that modify its capital structure. See "Description of DECS Dilution Adjustments; Other Adjustment Events." However, the amount you receive at maturity may not be adjusted for other events, such as offerings of Devon common stock for cash or in connection with acquisitions, which may adversely affect the price of the Devon common stock. If any of these other events adversely affects the price of the Devon common stock, they may also adversely affect the trading price of the DECS.

  In addition, until we deliver shares of Devon common stock to you at maturity (if we do not elect to deliver cash instead), you will not be entitled to any rights with respect to Devon common stock, including, without limitation, voting rights and the rights to receive any dividends or other distributions.

Devon has no obligation with respect to the DECS

  Devon has no obligation with respect to the DECS or the amount you are to receive at maturity, including any obligation to take your needs or our needs into consideration for any reason. Devon will not receive any of the proceeds of this offering of the DECS and is not responsible for, and has not participated in, the determination of the quantities or prices of the DECS or the determination or calculation of the amount you are to receive at maturity. Devon is not involved with the administration or trading of the DECS.

The federal income tax consequences of the DECS are unknown

  There is currently no statutory, judicial or administrative authority that directly addresses the characterization of the DECS or instruments similar to the DECS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the DECS are not certain. We are not requesting a ruling from the Internal Revenue Service with respect to the DECS and we cannot assure you that the Internal Revenue Service will agree with the conclusions expressed under "Certain United States Federal Income Tax Considerations."

You should consider the risk factors relating to Devon

  You should carefully consider the information in the Devon prospectus, including the information contained under the heading "Risk Factors." The Devon prospectus is attached to this prospectus supplement and accompanying prospectus solely for convenience of reference. The Devon prospectus does not constitute a part of our prospectus supplement or the accompanying prospectus, nor is it incorporated into our prospectus supplement or the accompanying prospectus by reference.

                             KERR-McGEE CORPORATION

  Kerr-McGee Corporation, an energy and chemical company, had its beginning in 1929 with the formation of Anderson & Kerr Drilling Company. With oil and gas exploration, development and production as our base, we have expanded into titanium dioxide pigment manufacturing and marketing and into the mining and marketing of minerals. We own a large inventory of natural resources that includes oil and gas reserves and chemical and mineral deposits. Our executive offices are located at 123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma 73102.

  On February 26, 1999, we completed a merger with Oryx which created the fifth largest independent, nonintegrated oil and gas exploration, development and production company based in the United States in terms of proved oil and gas reserves. After the merger, combined proved reserves as of December 31, 1998 totaled 959 million barrels of oil equivalent with 80% of these located in our core operating areas--the United States and the North Sea. We conduct offshore oil and gas exploration and/or production activities in the Gulf of Mexico, North Sea, China, Thailand, Gabon, Algeria, Australia, Indonesia and Brazil. We conduct onshore exploration and/or production operations in the United States, Ecuador, Indonesia, the United Kingdom, Kazakhstan, Thailand and Yemen.

  Our primary chemical product is titanium dioxide pigment, which is produced at four titanium dioxide plants in the United States, Australia, Germany and Belgium. In addition, our chemical operations produce and market inorganic industrial and specialty chemicals, heavy minerals and forest products. We produce and market other industrial chemicals including synthetic rutile, manganese products and sodium chlorate and specialty chemicals including boron trichloride and elemental boron. We produce the heavy minerals ilmenite, synthetic and natural rutile, zircon and leucoxene. Our forest products operations treat railroad crossties and other hardwood products and provide wood treating services.

                            DEVON ENERGY CORPORATION

  Devon is an independent energy company engaged primarily in oil and gas exploration, development and production, and in the acquisition of producing properties. Devon's oil and gas properties are concentrated in six operating areas in the United States and Canada. Devon is one of the top 15 public independent oil and gas companies in both the United States and Canada, as measured by oil and gas reserves. Devon's United States operations are primarily conducted in the Permian Basin, the San Juan Basin, the Rocky Mountains and the Mid-continent. Devon's Canadian operations are primarily conducted in the province of Alberta. At December 31, 1998, Devon's estimated proved reserves were 299.4 million barrels of oil equivalent, of which 67% were natural gas reserves and 33% were oil reserves.

  On May 19, 1999, Devon entered into an agreement to merge with PennzEnergy Company. PennzEnergy is an independent oil and gas company engaged in the acquisition, exploration, exploitation and development of prospective and proved oil and gas properties and the production and sale of crude oil, condensate, natural gas and natural gas liquids. Devon believes that the merged company, which is referred to in this prospectus supplement as New Devon, will rank in the top ten of all U.S.-based independent oil and gas producers in terms of market capitalization, total proved reserves and annual production. Devon believes that New Devon will create substantially more stockholder value than could be achieved by either Devon or PennzEnergy individually. Kerr-McGee intends to vote its shares in favor of the merger.

  The PennzEnergy merger is subject to conditions, and no assurance can be given that the merger will be completed. However, if the merger is completed, it is presently contemplated that Devon stockholders will receive one share of New Devon common stock for each share of Devon common stock that they own. PennzEnergy stockholders will receive 0.4475 shares of New Devon common stock for each share of PennzEnergy common stock that they own. Holders of the DECS that are exchanged for common stock after the merger will receive shares of New Devon common stock rather than shares of Devon common stock that they would have received prior to the merger.

  New Devon plans to raise between $300 million and $500 million through a public offering of newly issued New Devon common stock shortly after the merger with PennzEnergy is completed. However, depending upon market conditions and other factors, Devon may make the offering prior to the merger. If the offering is made prior to the merger, Devon plans to raise between $300 and $350 million. It is also possible that Devon or New Devon may offer equity securities other than common stock. Neither Devon nor New Devon can assure you that they will successfully complete a public offering. The public offering is not a condition to the merger. If Devon completes the public offering before the merger, then each newly issued Devon share would be converted into one share of New Devon in the merger.

  For additional information about Devon, including risks associated with an investment in Devon common stock, see the prospectus of Devon that we have attached for your convenience to this prospectus supplement and accompanying prospectus. Devon files annual, quarterly and current reports, proxy statements and other information with the SEC. You may also read and copy any document that Devon files at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Devon's SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov.

  The SEC allows Devon to "incorporate by reference" the information it files with them, which means that Devon can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of Devon's prospectus that we have attached to this prospectus supplement and accompanying prospectus, and information that Devon files later with the SEC will automatically update and supersede this information. The prospectus of Devon that is attached to this prospectus supplement and accompanying prospectus incorporates by reference the documents listed below and any future filings Devon makes with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the DECS.

Devon SEC Filings

  . Devon's Annual Report on Form 10-K for the year ended December 31, 1998.

  . Devon's Quarterly Report on Form 10-Q for the quarter ended March 31,
    1999.

  . Devon's Current Report on Form 8-K/A filed on February 2, 1999.

  . Devon's Current Reports on Form 8-K filed on February 8, 1999, February
    22, 1999, April 28, 1999, May 21, 1999, June 1, 1999 and July 22, 1999.

  . Devon's Proxy Statements on Schedule 14A filed on April 9, 1999 and July
    16, 1999.

PennzEnergy SEC Filings

  . Part II, Item 8. "Financial Statements and Supplemental Data" of the
    Annual Report on Form 10-K for the year ended December 31, 1998.

  . Part I, Item 1. "Financial Statements" of the Quarterly Report on Form
    10-Q for the quarter ended March 31, 1999.

  . Part I. "Election of Directors--Nominees" of the Proxy Statement on
    Schedule 14A filed on March 25, 1999.

  You may request a copy of these filings at no cost, excluding all exhibits unless Devon has specifically incorporated by reference an exhibit in Devon's prospectus attached to this prospectus supplement and accompanying prospectus, by writing or telephoning Devon at the following address:

                  Devon Energy Corporation
                  20 North Broadway, Suite 1500
                  Oklahoma City, Oklahoma 73102-8260
                  Attention: Corporate Secretary
                  Tel: (405) 235-3611

                   RELATIONSHIP BETWEEN KERR-McGEE AND DEVON

  We currently own 9,954,000 shares, or 20.4% of the outstanding Devon common stock. After completion of the merger of Devon and PennzEnergy, we will own up to 14.2% of the outstanding shares of New Devon's common stock. This percentage will be reduced further if New Devon completes a planned public offering of new shares of common stock.

  Under an agreement between Devon and Kerr-McGee dated December 31, 1996, Devon is obligated to nominate a specified number of persons designated by us for election to Devon's board. The exact number would generally be set so that our representation on the Devon board approximates the percentage of Devon's common stock that we own. The December 31, 1996 agreement also restricts our ability to acquire or dispose of Devon common stock and grants us preemptive rights in connection with offerings of Devon convertible securities. The issuance and sale of the DECS will not be deemed a sale of the related shares of Devon common stock under the December 31, 1996 agreement until such shares have been delivered to you.

  Our designees to Devon's board resigned their positions on May 19, 1999, and we have agreed with Devon that the December 31, 1996 agreement will terminate when and if the merger occurs. We intend to vote our shares in favor of the merger. We do not believe that we have the power to control the management or policies of Devon. Devon will not receive any proceeds from the sale of the DECS and has no obligations with respect to the DECS, including any obligation to take into consideration our needs or your needs for any reason.

  We have attached the Devon prospectus solely for convenience of reference. The Devon prospectus does not constitute part of, and is not incorporated by reference into, this prospectus supplement or the accompanying prospectus. In addition, we assume no responsibility for any information included in or omitted from the Devon prospectus.

  In connection with the offering of the DECS, Devon has agreed to indemnify us against certain liabilities, including liabilities under the Securities Act.

                       PRICE RANGE OF DEVON COMMON STOCK

  The Devon common stock is listed on the AMEX under the symbol "DVN." Devon began paying regular quarterly cash dividends on its common stock on June 30, 1993, in the amount of $0.03 per share. Effective December 31, 1996, Devon increased its quarterly dividend payment to $0.05 per share. Devon has reported that it anticipates continuing to pay regular quarterly dividends in the foreseeable future.

  The following table sets forth the quarterly high and low sales prices for the Devon common stock as reported by the AMEX for the periods indicated.

                             American Stock
                                Exchange
                           -------------------
                             High       Low
                             (US$)     (US$)
                           --------- ---------
1996:
  Quarter Ended March 31,
   1996...................  25 3/4    19 7/8
  Quarter Ended June 30,
   1996...................  26 1/8    22
  Quarter Ended September
   30, 1996...............  27 1/2    22 3/4
  Quarter Ended December
   31, 1996...............  35 1/2    25 1/4
1997:
  Quarter Ended March 31,
   1997...................  38 7/8    29 1/2
  Quarter Ended June 30,
   1997...................  38 1/2    27 3/8
  Quarter Ended September
   30, 1997...............  45 1/4    36 1/8
  Quarter Ended December
   31, 1997...............  49 1/8    35
1998:
  Quarter Ended March 31,
   1998...................  41 1/8    32 7/8
  Quarter Ended June 30,
   1998...................  40 1/2    32 5/8
  Quarter Ended September
   30, 1998...............  36 5/8    26 1/8
  Quarter Ended December
   31, 1998...............  36        27 3/4
1999:
  Quarter Ended March 31,
   1999...................  31 3/4    20 1/8
  Quarter Ended June 30,
   1999...................  37 7/16   25 15/16
  Quarter Ended September
   30, 1999 (through July
   27, 1999)..............  38 11/16  32 15/16

                                USE OF PROCEEDS

  We expect to receive approximately $277 million of proceeds from the sale of the DECS after deducting the underwriting discounts and estimated offering expenses which we are responsible for paying. We will use the proceeds we receive from these DECS to retire a variable rate loan (which had an interest rate of 5.64% at June 30, 1999), which was used to retire a $100 million note (with a 10% interest rate) repaid on June 15, 1999, and a portion of our indebtedness outstanding under a variable rate credit agreement (with an average interest rate at June 30, 1999 of 5.39%). The sale of the DECS is intended to reduce our borrowings that are subject to short-term interest rate fluctuations.

                      RATIOS OF EARNINGS TO FIXED CHARGES

  The ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                                                  Three Months Ended
         Year Ended December 31,                                       March 31,
 ------------------------------------------------------         --------------------------------
 1994      1995         1996         1997         1998            1998               1999
 ----      ----         ----         ----         ----            ----               ----
 (1)       1.2          4.1          3.9           (1)                1.5                 (1)

--------
(1) Earnings were inadequate to cover fixed charges by $155 million for the three months ended March 31, 1999, by $548 million for the year ended December 31, 1998 and $41 million for the year ended December 31, 1994.

  For purposes of computing the ratios, the earnings calculation is: income from continuing operations + income taxes + fixed charges - capitalized interest. Fixed charges calculation is: all interest + interest factor of rental expense.

                                 CAPITALIZATION

  The following table sets forth our unaudited capitalization, which includes our consolidated subsidiaries, as of March 31, 1999 and as adjusted to give effect to the sale of the DECS and the application of the estimated net proceeds from this sale as described in "Use of Proceeds."

                                                        Actual      Adjusted
                                                       ----------  -----------
                                                       (Millions of Dollars)
Short-term Borrowings................................. $       10   $       10
                                                       ==========   ==========
Long-Term Debt
 Debentures--
  7.5% Convertible subordinated debentures, $10 due
   annually May 15, 2000 through 2013 and $50 due May
   15, 2014........................................... $      190   $      190
  7.125% debentures due October 15, 2027..............        150          150
  7% debentures due November 1, 2011, net of
   unamortized debt
   discount of $105...................................        145          145
  8.5% Sinking fund debentures due June 1, 2006.......         11           11
  DECS................................................        --           287
 Notes payable--
  10% Notes due April 1, 2001.........................        150          150
  6.625% Notes due October 15, 2007...................        150          150
  8.375% Notes due July 15, 2004......................        150          150
  8.125% Notes due October 15, 2005...................        150          150
  8% Notes due October 15, 2003.......................        100          100
  Variable interest rate revolving credit agreements
   with banks, $66 due
   March 6, 2000; $400 due February 26, 2002; $150 due
   April 28, 2002;
   and $71 due May 15, 2003...........................        687          510
 Medium-term notes--
  $11 due January 2, 2002 and $2 due February 1,
   2002...............................................         13           13
 Commercial paper.....................................        332          332
 Guaranteed debt of employee stock ownership plan
  9.61% notes due in installments through January 2,
  2005................................................         38           38
 Other................................................          4            4
                                                       ----------   ----------
   Total..............................................      2,270        2,380
 Long-term debt due within one year...................        219          119
                                                       ----------   ----------
   Total long-term debt............................... $    2,489   $    2,499
                                                       ==========   ==========
Minority interest in subsidiary companies............. $       41   $       41
                                                       ==========   ==========
Stockholders' equity
 Common stock, par value $1.00--300,000,000 shares
  authorized--93,383,538 shares issued                 $       93   $       93
 Capital in excess of par value.......................      1,280        1,280
 Preferred stock rights...............................          1            1
 Accumulated other comprehensive income...............        (50)         (50)
 Retained earnings....................................        377          377
 Common stock in treasury, at cost 7,010,790 shares...       (388)        (388)
 Deferred compensation................................       (130)        (130)
                                                       ----------   ----------
Total stockholders' equity............................ $    1,183   $    1,183
                                                       ==========   ==========
Total capitalization.................................. $    3,723   $    3,733
                                                       ==========   ==========

              SELECTED FINANCIAL AND OPERATING DATA OF KERR-McGEE
  The following table sets forth certain information regarding our consolidated results of operations, financial position and operating data as of and for the periods indicated. You should read the data presented below in conjunction with our consolidated financial statements and the notes thereto, which are incorporated by reference into this prospectus supplement. The following financial information is not necessarily indicative of our future results.

                                                                    Three Months
                               Years Ended December 31,            Ended March 31,
                          ---------------------------------------  ----------------
                           1994    1995    1996    1997     1998    1998     1999
                          ------  ------  ------  -------  ------  -------  -------
                                         (Millions of Dollars)
Sales
 Exploration and
  production............  $1,720  $1,708  $2,048  $ 1,845  $1,267  $   329  $   283
 Chemicals..............     639     707     692      760     933      178      203
 Other..................     --        4     --       --      --       --       --
                          ------  ------  ------  -------  ------  -------  -------
 Total..................  $2,359  $2,419  $2,740  $ 2,605  $2,200  $   507  $   486
                          ======  ======  ======  =======  ======  =======  =======
Operating profit (loss)
 Exploration and
  production (1)........  $  173  $  109  $  667  $   595  $ (361) $    33  $    21
 Chemicals (2)..........      92     122      85       81      56       22       28
                          ------  ------  ------  -------  ------  -------  -------
 Total..................     265     231     752      676    (305)      55       49
Net interest expense
 (3)....................    (189)   (170)   (134)    (127)   (119)     (31)     (42)
Net other income
 (expense) (4)..........     (98)      7     (35)     (14)    (96)       4     (158)
Income tax provision
 (benefit)..............       9     (42)    225      184    (175)      12      (44)
                          ------  ------  ------  -------  ------  -------  -------
Income (loss) from
 continuing operations
 (5)....................     (31)    110     358      351    (345)      16     (107)
Income from discontinued
 operations, net of
 income taxes...........      55      27      56       33     277        8      --
Extraordinary charge,
 net of income taxes....     (12)    (23)    --        (2)    --       --       --
Cumulative effect of
 change in accounting
 principle, net of
 income taxes...........    (948)    --      --       --      --       --        (4)
                          ------  ------  ------  -------  ------  -------  -------
Net income (loss) (5)...  $ (936) $  114  $  414  $   382  $  (68) $    24  $  (111)
                          ======  ======  ======  =======  ======  =======  =======
Income (loss) from
 continuing operations,
 per share (diluted)....  $(0.36) $ 1.23  $ 4.05  $  4.02  $(3.98) $  0.18  $ (1.23)
Cash dividends declared
 per share..............  $ 1.52  $ 1.55  $ 1.64  $  1.80  $ 1.80  $  0.45  $  0.45
Balance sheet data
 Working capital........  $ (254) $ (106) $  161  $   --   $ (173) $    41  $    38
 Property, plant and
  equipment, net........   4,497   3,807   3,693    3,919   4,153    4,097    4,122
 Total assets...........   5,918   5,006   5,194    5,339   5,451    5,615    5,543
 Total debt.............   2,704   1,938   1,849    1,766   2,250    1,969    2,499
 Stockholders' equity...   1,112   1,124   1,279    1,558   1,346    1,569    1,183
Cash flow information
 Net cash provided by
  operating activities..     678     728   1,169    1,097     385      187       62
 Cash capital
  expenditures
 Exploration and
  production............     505     632     722      708     871      270      115
 Chemicals..............      52      69     118       91      92       12       22
 Other and discontinued
  operations............      54      44      35       37      18        6        2
                          ------  ------  ------  -------  ------  -------  -------
  Total.................  $  611  $  745  $  875  $   836  $  981  $   288  $   139
                          ======  ======  ======  =======  ======  =======  =======
Other financial data
 Current ratio..........      .8      .9     1.2      1.0      .8      1.0      1.0
 Total debt to
  capitalization........      71%     63%     59%      53%     62%      55%      67%
 Total debt net of cash
  to capitalization.....      70%     62%     57%      50%     61%      52%      65%
Operating data
 Crude oil and
  condensate production
  (thousands of
  barrels/day)
 Domestic...............    73.4    74.8    73.8     70.6    66.2     71.0     69.3
 North Sea..............    88.7    91.9    86.5     83.3    87.4     72.7     94.3
 Other international....    26.4    17.4    16.8     18.1    18.4     17.7     16.3
                          ------  ------  ------  -------  ------  -------  -------
  Total proprietary
   production...........   188.5   184.1   177.1    172.0   172.0    161.4    179.9
 Proportionate interest
  in equity affiliate's
  production............     --      --      --       7.3     7.8      7.3      6.9
                          ------  ------  ------  -------  ------  -------  -------
  Total.................   188.5   184.1   177.1    179.3   179.8    168.7    186.8
                          ======  ======  ======  =======  ======  =======  =======
 Average price of crude
  oil sold (per barrel)
 Domestic...............  $14.25  $15.73  $19.45  $ 18.34  $12.73  $ 13.98  $ 10.15
 North Sea..............   15.33   16.56   19.60    18.93   12.93    13.85    11.60
 Other International....   14.58   14.70   15.85    15.36    9.90    11.41     8.83
 Average................  $14.80  $16.05  $19.18  $ 18.32  $12.52  $ 14.05  $ 10.89
 Total proprietary
  natural gas deliveries
  (MMCF/day)............     872     809     781      685     584      585      570
 Proportionate interest
  in equity affiliate's
  sales.................     --      --      --        59      75       62       80
                          ------  ------  ------  -------  ------  -------  -------
 Total..................     872     809     781      744     659      647      650
                          ======  ======  ======  =======  ======  =======  =======
 Average price of
  natural gas deliveries
  (per MCF).............  $ 1.82  $ 1.63  $ 2.10  $  2.43  $ 2.12  $  2.22  $  1.91
 Industrial and
  speciality chemical
  sales (thousands of
  metric tons)..........     346     404     405      443     481       93      105

--------
Includes special items as follows:

(1) Charges totaling $423 million in 1998 for FAS 121 asset impairments and restructuring programs; charges totaling $2 million in 1997 primarily for a restructuring program; charges totaling $32 million in 1996 for FAS 121 asset impairments and a restructuring program; charges totaling $235 million in 1995 for FAS 121 asset impairments and a restructuring program; charges totaling $92 million in 1994 for a restructuring program.
(2) Charges totaling $59 million in 1998 for FAS 121 asset impairments and severance expenses; charges totaling $3 million in 1997 primarily for the write-off of obsolete equipment; charges totaling $5 million in 1996 for FAS 121 asset impairments.
(3) Income totaling $19 million in 1998 for interest on settlement of prior years' income taxes.
(4) Charges totaling $156 million for the first three months of 1999 primarily for merger related costs; income totaling $5 million for the first three months of 1998 for gains on disposal of property; charges totaling $60 million in 1998 primarily for environmental provisions and equity affiliate's full-cost writedown partially offset by insurance settlements; income totaling $17 million in 1997 primarily for gains on sales of securities and insurance settlements partially offset by environmental provisions; income totaling $20 million in 1996 primarily for insurance settlements and gains on sales of securities partially offset by environmental provisions and pending litigation; charges totaling $28 million in 1995 primarily for environmental provisions.
(5) After-tax charges of $114 million for the first three months of 1999; after-tax income of $3 million for the first three months of 1998; after-tax charges of $321 million in 1998; after-tax income of $8 million in 1997; after-tax charges of $11 million in 1996; after-tax charges of $163 million in 1995; after-tax charges of $60 million in 1994 as a result of the items described in preceding footnotes 1 through 4.

                              DESCRIPTION OF DECS

  The following description is a summary of the material terms of the DECS and an indenture between us and Citibank, N.A., as trustee, including a supplement to that indenture, concerning the DECS. This summary does not restate the terms of the DECS or the indenture in their entirety. We urge you to read the DECS and the indenture because they, and not this description, define your rights as investors. Copies of the indenture and the form of DECS are on file with the SEC. See "Where You Can Get More Information" on page S-29 for more information on how to obtain copies.

Ranking

  The DECS will be unsecured and will rank equally in right of payment with all of our other unsecured and unsubordinated debt. The total amount of DECS to be issued will be 8,655,652, plus such additional number of DECS as we may issue if the underwriters exercise their over-allotment option (see "Supplemental Plan of Distribution"). The DECS will mature on August 2, 2004. The indenture does not limit the amount of DECS we may issue, and in the future, we may issue additional DECS or other securities with terms similar to those of the DECS.

Financial Terms

  The specific financial terms of the DECS we are offering are as follows:

   . Title of the notes:     DECS/SM/ 5 1/2% Exchangeable Notes due August 2, 2004
   . Total principal amount  $287,259,450
     being issued:
   . Maturity (due) date     August 2, 2004
     for principal:
   . Interest rate:          5 1/2% annually (or approximately $1.8253 annually)
   . Date interest starts    August 2, 1999
     accruing:
   . Due dates for inter-    every February 1, May 1, August 1 and November 1
     est:
   . First due date for in-  November 1, 1999
     terest:
   . Regular record dates    every January 15, April 15, July 15 and October 15
     for interest:

Payment Mechanics

  We will pay interest on the DECS on the interest payment dates stated above under "--Financial Terms" and at maturity. Each payment of interest due on an interest payment date or at maturity will include interest accrued from the last date to which interest has been paid or made available for payment, or from the issue date, if none has been paid or made available for payment, to the relevant payment date. We will compute interest on the DECS on the basis of a 360-day year of twelve 30-day months.

  The regular record date relating to an interest payment date for any DECS will be the 15th day of the calendar month next preceding the interest payment date, whether or not that preceding day is a business day. For the purpose of determining the investor at the close of business on a regular record date when business is not being conducted, the close of business will mean 5:00 P.M., New York City time, on that day.

  We will pay the interest to the investor in whose name the DECS is registered at the close of business on the regular record date relating to the interest payment date. If interest is due at maturity but that day is not an interest payment date, we will pay the interest to the person or entity entitled to receive the principal on the DECS.

  At maturity, we will exchange the principal amount of each DECS into a number of shares of Devon common stock (or, at our option, the equivalent amount of cash) at the exchange rate. The exchange rate is equal to the following per DECS amount:

     (1) if the maturity price (described below) is greater than or equal to $39.16125 (this amount is called the "threshold appreciation price"),
  0.84746 shares of Devon common stock,

     (2) if the maturity price is less than the threshold appreciation price but is greater than $33.1875, a fraction equal to (a) $33.1875 divided by
  (b) the maturity price of one share of Devon common stock, and

     (3) if the maturity price is less than or equal to $33.1875, one share of Devon common stock.

  We refer below to the ratios of shares of Devon common stock to one DECS in this definition of the exchange rate as the "share components." We may adjust the exchange rate as described below in "--Dilution Adjustments; Other Adjustment Events."

   The value of the Devon common stock we deliver to investors at maturity (or, as discussed below, the cash equivalent we deliver instead of such shares) will not necessarily equal the principal amount of the DECS.

  Any shares of Devon common stock we deliver to investors that are not affiliated with Devon will be freely transferable, except for any transfer restrictions an investor causes, and investors will be responsible for paying any and all brokerage costs when they sell such shares. We will not issue fractional shares of Devon common stock at maturity, as discussed under "-- Fractional Shares" below. We may elect to deliver cash instead of shares of Devon common stock at maturity. On or before the 21st business day before August 2, 2004, we will notify the trustee, which in turn will notify The Depository Trust Company, known as DTC, and publish a notice in a daily newspaper of national circulation stating whether the principal amount of each DECS will be exchanged for shares of Devon common stock or cash. If we elect to deliver cash instead of shares of Devon common stock at maturity:

  . we will be obligated to deliver cash to all investors, and

  . the amount of cash deliverable in respect of each DECS will be equal to the product of (1) the number of shares of Devon common stock otherwise deliverable in respect of such DECS at maturity, multiplied by (2) the maturity price.

  Despite the preceding paragraph, (A) if certain dilution events occur, we will adjust the exchange rate and (B) in the case of certain adjustment events, the consideration we pay to investors at maturity may be shares of Devon common stock, other securities or cash. See "--Dilution Adjustments; Other Adjustment Events" below.

  The "maturity price" means the average closing price (as discussed below) per share of Devon common stock on the 20 trading days immediately before (but not including) the date of maturity; however, if there are not 20 trading days for the Devon common stock occurring not later than the 60th calendar day immediately before, but not including, the date of maturity, the "maturity price" will be the market value per share of Devon common stock as of maturity as the nationally recognized investment banking firm that we retain for this purpose determines. We may adjust the maturity price as described below in "-- Dilution Adjustments; Other Adjustment Events."

  The "closing price" of any security on any date of determination is:

  . the closing sale price (or, if no closing price is reported, the last reported sale price) of the security (regular way) on the AMEX on the relevant date,

  . if the security is not listed for trading on the AMEX on the relevant date, as reported in the composite transactions on the relevant date for the principal United States securities exchange on which the security is so listed,

  . if the security is not listed on a United States national or regional securities exchange, as reported on the relevant date by the NASDAQ Stock Market,

  . if the security is not so reported, the last quoted bid price for the security in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization, or

  . if the security is not so quoted, the average of the mid-point of the last bid and ask prices for the security on the relevant date from each of at least three nationally recognized independent investment banking firms that we select for this purpose.

  A "trading day" means a business day on which the relevant security for purposes of the closing price (A) is not suspended from trading on any national or regional securities exchange or association or over-the-counter market at the close of business and (B) has traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of such security.

  A "business day" is any day that is not a Saturday, a Sunday or a day on which the NYSE, banking institutions or trust companies in The City of New York are authorized or obligated by law or executive order to close.

  For example, the following chart shows the number of shares of Devon common stock or the amount of cash that an investor would receive for each DECS at various maturity prices. The chart assumes that there will be no adjustments to the exchange rate due to any of the events described under "--Dilution Adjustments; Other Adjustment Events" below. We cannot assure you that the maturity price will be within the range set forth below. Given a price of $33.1875 per DECS and the threshold appreciation price of $39.16125, an investor would receive at maturity the following number of shares of Devon common stock or amount of cash (if we elect to pay the DECS in cash) per DECS:

     Maturity Price                  Number of Shares
        of Devon                         of Devon                                   Amount of
      Common Stock                     Common Stock                                   Cash*
     --------------                  ----------------                               ---------
       $33.00000                         1.00000                                     $33.00
       $33.18750                         1.00000                                     $33.19
       $36.00000                         0.92188                                     $33.19
       $39.16125                         0.84746                                     $33.19
       $40.00000                         0.84746                                     $33.90

    --------
    * Numbers have been rounded for illustrative purposes.

  As the above chart illustrates,

  . if at maturity, the maturity price is greater than or equal to $39.16125, we will be obligated to deliver 0.84746 shares of Devon common stock for each DECS; as a consequence, we would receive 15.25% of the appreciation in market value above $39.16125 and the investor would receive 84.75% of the appreciation in market value above $39.16125,

  . if at maturity, the maturity price is greater than $33.1875 and less than $39.16125, we will be obligated to deliver only a fraction of a share of Devon common stock having a market value equal to $33.1875; as a consequence, we would retain all of the appreciation in the market value of the Devon common stock, and

  . if at maturity, the maturity price is less than or equal to $33.1875, we will be obligated to deliver one share of Devon common stock per DECS, regardless of the market value of such shares; as a consequence, the investor would realize the entire loss on the decline in market value of Devon common stock.

  We will pay interest on the DECS, and we will deliver Devon common stock (or, at our option, its cash equivalent and/or such other consideration as the indenture permits or requires as described below) in exchange for the DECS at maturity against an investor's surrender of such DECS, at the office or agency we maintain for these purposes. At our option, however, we may pay interest by check mailed to the investor at his or her address shown on the trustee's records as of the close of business on the 15th day of the calendar month immediately preceding the relevant interest payment date. See "--Book-Entry System" below. Initially the office for such payments will be the principal corporate trust office of the trustee in New York City, which is located at 111 Wall Street, 5th Floor, New York, New York 10005.

  Investors may transfer their DECS at the office of the trustee. Investors will not be required to pay a service charge to transfer their DECS, but they may be required to pay for any tax or other governmental charge associated with the transfer.

  The indenture does not restrict us from selling, pledging or otherwise conveying all or any portion of the Devon common stock we or our subsidiaries own, and we will not pledge or otherwise hold in escrow any of such shares of Devon common stock for use at maturity of the DECS. This means that, in a bankruptcy or liquidation proceeding against us or our subsidiaries, our creditors or the creditors of our subsidiaries may make claims against the shares of Devon common stock, if any, which we or our subsidiaries own. In addition, we will have the option, exercisable in our sole discretion, to satisfy our obligation to exchange the DECS at maturity by delivering to investors either the specified number of shares of Devon common stock or cash in an amount equal to the product of such number of shares multiplied by the maturity price. As a result, we may or may not elect at maturity to deliver Devon common stock and, if we so elect, we may or may not use all or any portion of our holdings of Devon common stock at that time, if any, to make such delivery. Holders of the DECS will not be entitled to any rights with respect to Devon common stock (including voting rights and rights to receive any dividends or other distributions in respect of the Devon common stock) until the time, if any, as we will have delivered shares of Devon common stock to holders of the DECS at maturity and the applicable record date, if any, for the exercise of such rights occurs after such date.

Dilution Adjustments; Other Adjustment Events

  We will adjust the exchange rate if Devon:

     (1) pays a stock dividend or makes a distribution with respect to the Devon common stock in shares of common stock,

     (2) subdivides or splits the outstanding shares of Devon common stock,

     (3) combines its outstanding shares of Devon common stock into a smaller number of shares,

     (4) issues by reclassification (other than a reclassification pursuant to clause (2), (3), (4) or (5) of the definition of adjustment event below) of its shares of Devon common stock any shares of common stock of Devon, or

     (5) issues rights or warrants to all holders of Devon common stock entitling them to subscribe for or purchase shares of Devon common stock (other than rights to purchase Devon common stock pursuant to a plan for the reinvestment of dividends) at a price per share less than the market price (as described below) of the Devon common stock on the business day next following the record date for the determination of holders of shares of Devon common stock entitled to receive such rights or warrants.

  In the case of the events referred to in clauses (1), (2), (3) and (4) above, we will adjust the exchange rate by adjusting each of the share components of the exchange rate in effect immediately before such event so that investors will be entitled to receive, when we exchange the principal amount of such DECS at maturity, the number of shares of Devon common stock (or, in the case of a reclassification referred to in clause (4) above, the number of shares of other common stock of Devon issued pursuant to the reclassification) which they would have owned or been entitled to receive immediately following such event had such DECS been exchanged immediately before such event or any record date with respect to it. In the case of the event referred to in clause (5) above, we will adjust the exchange rate by multiplying each of the share components of the exchange rate in effect on the record date for the determination of holders of Devon common stock entitled to receive the rights or warrants referred to in clause (5) above by a fraction.

  . The numerator of this fraction will be:

     (A) the number of shares of Devon common stock outstanding on such record date, plus

     (B) the number of additional shares of Devon common stock offered for subscription or purchase by the terms of to such rights or warrants.

  . The denominator of this fraction will be:

     (X) the number of shares of Devon common stock outstanding on this record date, plus

     (Y) the number of additional shares of Devon common stock which the total offering price of the total number of shares of Devon common stock specified in clause (B) above would purchase at the market price of the Devon common stock on the business day next following such record date, which number of additional shares will be determined by:

       (I) multiplying such total number of shares by the exercise price of such rights or warrants, and

       (II) dividing the product so obtained by such market price of Devon common stock.

  If these rights or warrants expire before the maturity of the DECS and shares of Devon common stock are not delivered by the terms of such rights or warrants before such expiration, we will readjust the exchange rate to the exchange rate which would then be in effect if such adjustments for the issuance of such rights or warrants been made on the basis of delivery of only the number of shares of Devon common stock actually delivered by the terms of such rights or warrants. Any shares of Devon common stock issuable in payment of a dividend will be deemed to have been issued immediately before the close of business on the record date for such dividend for purposes of calculating the number of outstanding shares of Devon common stock under this paragraph.

  "Market price" means, as of any date of determination, the average closing price per share of Devon common stock for the 20 Trading Days immediately before the date of determination. If, however, there are not 20 trading days for the Devon common stock occurring not later than the 60th calendar day immediately before, but not including, such date, the market price will be determined as the market value per share of Devon common stock as of such date as determined by a nationally recognized investment banking firm that we retain for such purpose.

  All adjustments to the exchange rate will be calculated to the nearest 1/100,000th of a share of Devon common stock (or if there is not a nearest 1/100,000th of a share of Devon common stock to the next lower 1/100,000th of a share of Devon common stock). No adjustment in the exchange rate will be required unless such adjustment would require an increase or decrease of at least one percent. Any adjustments that therefore are not required to be made will be carried forward and taken into account in any subsequent adjustment.

  If an adjustment is made to the exchange rate pursuant to clauses (1), (2),
(3), (4) or (5) above, an adjustment will also be made to the maturity price as the term is used to determine which of clauses (1), (2) or (3) of the exchange rate definition will apply at maturity, by multiplying the original maturity price by the cumulative number or fraction determined pursuant to the exchange rate adjustment procedure described above. In the case of a reclassification of any shares of Devon common stock into any common stock of Devon other than Devon common stock, such common stock will be deemed to be shares of Devon common stock solely to determine the maturity price and to apply the exchange rate at maturity. Each such adjustment to the exchange rate and the maturity price will be made successively.

  Each of the following events are called "adjustment events":

     (1) any dividend or distribution by Devon to all holders of Devon common stock of its debt or other assets (excluding (A) dividends or distributions referred to in clause (1) of the first paragraph under this caption "-- Dilution Adjustments; Other Adjustment Events," (B) any common shares issued pursuant to a reclassification referred to in clause (4) of such paragraph, and (C) ordinary cash dividends (as defined below)) or any issuance by Devon to all holders of Devon common stock of rights or warrants (other than rights or warrants referred to in clause (5) of the first paragraph under this caption "--Dilution Adjustments; Other Adjustment Events"),

     (2) any consolidation or merger of Devon with or into another entity (other than a merger or consolidation in which Devon is the continuing corporation and in which the Devon common stock outstanding immediately before the merger or consolidation is not exchanged for cash, securities or other property of Devon or another corporation),

     (3) any sale, transfer, lease or conveyance to another corporation of the property of Devon as an entirety or substantially as an entirety,

     (4) any statutory exchange of securities of Devon with another corporation (other than in connection with a merger or acquisition), or

     (5) any liquidation, dissolution or winding up of Devon.

  After the occurrence of any adjustment event, we will deliver to each investor at maturity, instead of or (in the case of an adjustment event described in clause (1) above) in addition to, shares of Devon common stock as described above, or cash in an amount equal to:

  . if the maturity price is greater than or equal to the threshold appreciation price, 0.84746 multiplied by the transaction value (as defined below),

  . if the maturity price is less than the threshold appreciation price but is greater than $33.1875, the product of (1) $33.1875 divided by the maturity price, multiplied by (2) the transaction value, and

  . if the maturity price is less than or equal to $33.1875, the transaction value.

  Following an adjustment event, the maturity price, as this term is used in this paragraph and throughout the definition of exchange rate, will be deemed to equal:

  . if shares of Devon common stock are outstanding at maturity, the maturity price of the shares of Devon common stock, as adjusted pursuant to the method described in the preceding paragraph, plus the transaction value, or

  . the transaction value, if shares of Devon common stock are not outstanding at maturity or if the Devon common stock, as a result of an adjustment event, is not

     (A) listed on a United States national securities exchange,

     (B) reported on a United States national securities system subject to last sale reporting, or

     (C) traded in the over-the-counter market and reported on the National Quotation Bureau or similar organization, and for which bid and ask prices are not available from at least three nationally recognized investment banking firms.

  Despite the preceding paragraph, with respect to any securities received in an adjustment event, which we refer to as "reported securities," that

     (1) are:

       (a) listed on a United States national securities exchange,

       (b) reported on a United States national securities system subject to last sale reporting,

       (c) traded in the over-the-counter market and reported on the National Quotation Bureau or similar organization, or

       (d) for which bid and ask prices are available from at least three nationally recognized investment banking firms, and

     (2) are either (x) perpetual equity securities or (y) non-perpetual equity or debt securities with a stated maturity after the stated maturity of the DECS,

we may, at our option, instead of delivering the amount of cash deliverable in respect of reported securities received in an adjustment event, determined according to the previous paragraph, deliver a number of reported securities (such as the New Devon common stock) with a value equal to such cash amount, determined according to clause (2) of the definition of transaction value, however:

     (1) if we exercise this option, we will deliver reported securities in respect of all, but not less than all, cash amounts that we would otherwise deliver in respect of reported securities received in an adjustment event,

     (2) we may not exercise this option if (a) we have elected to deliver cash instead of Devon common stock, if any, deliverable upon maturity or
  (b) we have not yet delivered such reported securities to the investors entitled to them following such adjustment event or any record date with respect to it, and

     (3) subject to clause (2) of this proviso, we must exercise such option if we do not elect to deliver cash instead of Devon common stock, if any, deliverable upon maturity.

  If we elect to deliver reported securities, investors will be responsible for the payment of any brokerage and other transaction costs when selling the reported securities. If, following any adjustment event, any reported security ceases to qualify as a reported security, then (a) we may no longer elect to deliver such reported security instead of an equivalent amount of cash and (b) despite clause (2) of the definition of transaction value, the transaction value of such reported security will mean the fair market value of such reported security on the date such security ceases to qualify as a reported security, as determined by a nationally recognized investment banking firm we retain for this purpose.

  The amount of cash and/or the kind and amount of securities into which we will exchange the DECS after an adjustment event will be subject to adjustment following such adjustment event in the same manner and when the same type of events as described under this caption "--Dilution Adjustments; Other Adjustment Events" occur with respect to Devon common stock and Devon.

  The term "ordinary cash dividend" means, with respect to any consecutive 365-day period, any dividend with respect to Devon common stock that Devon pays in cash to the extent that the amount of such dividend, together with the total amount of all other dividends on Devon common stock that Devon has paid in cash during this 365-day period, does not exceed on a per-share basis 10% of the average of the closing prices of Devon common stock over this 365-day period.

  The term "transaction value" means

     (1) for any cash received in any adjustment event, the amount of cash received per share of Devon common stock,

     (2) for any reported securities received in any adjustment event, an amount equal to (x) the average closing price per security of such reported securities for the 20 trading days immediately before (but not including) maturity multiplied by (y) the number of such reported securities (as adjusted as described in this section) received per share of Devon common stock, and

     (3) for any property received in any adjustment event other than cash or such reported securities, an amount equal to the fair market value of the property received per share of Devon common stock on the date such property is received, as determined by a nationally recognized investment banking firm that we retain for this purpose;

in the case of clause (2), however,

     (x) with respect to securities that are reported securities by virtue of only clause (1)(d) of the definition of reported securities above, transaction value with respect to any such reported security means the average of the mid-point of the last bid and ask prices for such reported security as of maturity from each of at least three nationally recognized investment banking firms that we retain for such purpose, multiplied by the number of such reported securities (as adjusted as described in this section) received per share of Devon common stock, and

     (y) with respect to all other reported securities, if there are not 20 trading days for any particular reported security occurring after the 60th calendar day immediately prior to, but not including, the date of maturity, transaction value with respect to such reported security means the market value per security of such reported security as of maturity as determined by a nationally recognized investment banking firm that we retain for such purpose, multiplied by the number of such reported securities (as adjusted as described in this section) received per share of Devon common stock.

For purposes of calculating the transaction value, any cash, reported securities or other property receivable in any adjustment event will be deemed to have been received immediately before the close of business on the record date for such adjustment event or, if there is no record date for such adjustment event, immediately before the close of business on the effective date of such adjustment event.

  No adjustments will be made for certain other events, such as offerings of Devon common stock by Devon for cash or in connection with acquisitions.

  We are required, within ten business days following the occurrence of an event that requires an adjustment to the exchange rate or the occurrence of an adjustment event (or, in either case, if we are not aware of such occurrence, as soon as practicable after we become so aware), to notify the trustee and each holder of DECS in writing of the occurrence of such event, including a statement in reasonable detail setting forth the method by which the adjustment to the exchange rate or change in the consideration to be received by investors following the adjustment event was determined and setting forth the revised exchange rate or consideration, as the case may be. For any adjustment to the maturity price, however, the notice need only disclose the factor by which the maturity price is to be multiplied in order to determine which clause of the exchange rate definition will apply at maturity.

Fractional Shares

  We will not issue fractional shares of Devon common stock or reported securities if we exchange the DECS for shares of Devon common stock or reported securities. If more than one DECS is surrendered at one time by the same investor, the number of full shares of Devon common stock or reported securities which we will deliver upon exchange, in whole or in part, as the case may be, will be computed on the basis of the total number of DECS so surrendered at maturity. Instead of delivering any fractional share of Devon common stock or other security we may otherwise issue in respect of any DECS which we exchange at maturity, such investor will be entitled to receive an amount in cash equal to the value of such fractional share of Devon common stock or security at the maturity price.

Delivery of Securities Upon Maturity

  We will deliver all Devon common stock and reported securities to investors upon maturity, whenever practicable, in a manner (such as by book-entry transfer) that assures same-day transfer of these securities to investors and otherwise in the manner customary at such time for delivery of such securities and securities of the same type. Despite the preceding, it may not be possible under market practices prevailing at the maturity of the DECS to transfer Devon common stock and/or reported securities so as to assure same-day transfer of such securities to investors. Accordingly, such investors may receive all or a portion of the Devon common stock and/or reported securities into which the DECS are exchangeable after maturity.

Redemption

  We will not be permitted to redeem the DECS before maturity. The DECS do not contain sinking fund or other mandatory redemption provisions. Investors do not have the option for payment on the DECS before maturity.

Book-Entry System

  The DTC will act as securities depository for the DECS. The DECS will be issued as fully-registered securities registered in the name of Cede & Co., DTC's partnership nominee. One fully-registered DECS certificate will be issued for the DECS, in the total principal amount of this issue, and will be deposited with DTC.

  DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that persons who have accounts with DTC ("participants") deposit with DTC. DTC also facilitates the settlement among participants of securities transactions in deposited securities through electronic book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. "Direct participants" include securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to the DTC's book-entry system is also available to others, such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. These persons are "indirect participants." The rules applicable to DTC and its participants are on file with the SEC.

  Purchases of the DECS under the DTC system must be made by or through direct participants, which will receive a credit for the DECS on DTC's records. Ownership of beneficial interests in each DECS is in turn to be recorded on the direct and indirect participants' records. Owners of beneficial interests will not receive written confirmation from DTC of their purchase, but we expect owners of beneficial interests to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which they entered into the transaction. Transfers of ownership interests in the DECS will be accomplished by entries made on the books of participants acting on behalf of owners of beneficial interests. Owners of beneficial interests will not receive certificates representing their ownership interests in the DECS, unless DTC discontinues use of the book-entry system for the DECS.

  To facilitate subsequent transfers, all DECS that participants deposit with DTC are registered in the name of Cede & Co. The deposit of the DECS with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual owners of beneficial interests in the DECS; DTC's records reflect only the identity of the direct participants to whose accounts such DECS are credited. These direct participants may or may not be the owners of beneficial interests. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

  Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants to owners of beneficial interests will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

  Neither DTC nor Cede & Co. will consent or vote with respect to the DECS. Under its usual procedures, DTC mails an Omnibus Proxy to the issuer of securities as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

  Principal and interest payments on the DECS will be made to Cede & Co. DTC's practice is to credit direct participants' accounts, upon DTC's receipt of funds and corresponding detail information from us, on the payable date in accordance with their respective holdings shown on DTC's records. Payments by participants to owners of beneficial interests will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participant. Payment of principal and interest to Cede & Co. is our responsibility.

Disbursement of these payments to direct participants is the responsibility of DTC. Disbursement of these payments to owners of beneficial interests will be the responsibility of direct and indirect participants.

  DTC may discontinue providing its services as securities depository with respect to the DECS at any time by giving us reasonable notice. If this occurs and we do not obtain a successor securities depository, we are required to print and deliver DECS certificates.

  We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). If we so decide, we will print and deliver DECS certificates.

  We have obtained the information in this section concerning DTC and DTC's book-entry system from sources that we believe to be reliable, but we take no responsibility for its accuracy.

Same-Day Funds Settlement System and Payment

  Settlement for the DECS will be made by the underwriters in immediately available funds. We will make all payments of principal and interest on the DECS in immediately available funds.

  The DECS will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the DECS will therefore be required by DTC to settle in immediately available funds. We can give no assurance as to the effect, if any, of settlement in immediately available funds on trading activity in the DECS.

Regarding the Trustee

  We maintain banking relationships in the ordinary course of business with the trustee.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

  The following is a discussion of certain of the material U.S. federal income tax consequences that may be relevant to you if you are a beneficial owner of a DECS who is

  . a citizen or resident of the United States,

  . a corporation, partnership or other entity created or organized under the laws of the United States,

  . an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

  . a trust that is a United States person for U.S. federal income tax purposes, or (any of the foregoing, a "U.S. person").

  This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this prospectus supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary.

  This summary addresses the U.S. federal income tax consequences to you if you are an initial holder of the DECS, who purchase the DECS at par and who will hold the DECS and, if applicable, the Devon common stock as capital assets. This summary does not address all aspects of federal income taxation that may be relevant to you in light of your individual investment circumstances or if you are subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the DECS as part of a "straddle," "hedge," "conversion transaction," "synthetic security," or other integrated investment. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

  No statutory, judicial or administrative authority directly addresses the characterization of the DECS or instruments similar to the DECS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the DECS are not certain. No ruling is being requested from the Internal Revenue Service (the "IRS") with respect to the DECS and no assurance can be given that the IRS will agree with the conclusions expressed herein. Accordingly, you should consult your tax advisor in determining the tax consequences of an investment in the DECS, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

  Pursuant to the terms of the indenture, Kerr-McGee and you will be obligated (in the absence of an administrative determination or judicial ruling to the contrary) to characterize the DECS for all tax purposes as a forward purchase contract to purchase Devon common stock at maturity (including as a result of acceleration or otherwise). Under the terms of this forward purchase contract:

  . at the time of issuance of the DECS you deposit irrevocably with us a fixed amount of cash equal to the purchase price of the DECS to assure the fulfillment of your purchase obligation described below, which deposit will unconditionally and irrevocably be applied at maturity to satisfy such obligation;

  . until maturity we will be obligated to pay interest on such deposit at a rate equal to the stated rate of interest on the DECS as compensation to the holder for our use of such cash deposit during the term of the DECS; and

  . at maturity such cash deposit unconditionally and irrevocably will be applied by us in full satisfaction of your obligation under the forward purchase contract, and we will deliver to the holder the number of shares of Devon common stock that the holder is entitled to receive at that time pursuant to the terms of the DECS (subject to our right to deliver cash in lieu of the Devon common stock). (You should note that cash proceeds of this offering will not be segregated by us during the term of the DECS, but instead will be commingled with our other assets and applied in a manner consistent with the "Use of Proceeds" discussion above.)

  Consistent with the above characterization, amounts paid to us in respect of the original issue of a DECS will be treated as allocable in their entirety to the amount of the cash deposit attributable to such DECS and amounts denominated as interest that are payable with respect to the DECS will be characterized as interest payable on the amount of such deposit, includible annually in your income as interest income in accordance with your method of accounting. Your tax basis in a DECS generally will equal your cost for the DECS. Upon the sale or other taxable disposition of a DECS, you generally will recognize capital gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and your tax basis in the DECS. Such gain or loss generally will be long-term capital gain or loss if you held the DECS for more than one year at the time of disposition. If we deliver Devon common stock at maturity, you will recognize no gain or loss on the purchase of the Devon common stock by application of the monies received by us in respect of the DECS. You will have a tax basis in Devon common stock purchased equal to your tax basis in the DECS (less the portion of the tax basis in the DECS allocable to any fractional interest in Devon common stock, as described in the next sentence). You will recognize short-term capital gain or loss with respect to cash received in lieu of a fractional interest in Devon common stock. This amount equals the difference between the cash received and the portion of the tax basis in the DECS allocable to the fractional interest in Devon common stock (based on the relative number of fractional interests in Devon common stock and full interests in Devon common stock delivered to you). If at maturity we pay the DECS in cash, you will recognize capital gain or loss equal to any difference between the amount of cash received from us and your tax basis in the DECS at that time. Such gain or loss generally will be long-term capital gain or loss if you held the DECS for more than one year at maturity.

  Notwithstanding our and your contractual obligation to treat the DECS in accordance with the above characterization, there can be no assurance that the IRS will accept, or that a court will uphold, this characterization. The documentation of the DECS as our unsecured debt obligations suggests that the IRS might seek to apply to the DECS the Treasury regulations governing contingent payment debt instruments (the "Contingent Payment Regulations"). If the IRS were successful in doing this, then, among other matters,

  . gain realized by a holder on the sale or other taxable disposition of a DECS (including as a result of payments made at maturity) would be characterized as ordinary income, rather than as capital gain, and

  . a U.S. Holder would recognize ordinary income, or ordinary or capital loss (as the case may be, under the rules summarized in the following paragraph), on the receipt of Devon common stock rather than capital gain or loss upon the ultimate sale or other taxable disposition of Devon common stock.

  The Contingent Payment Regulations are complex, but very generally apply the original issue discount rules of the Internal Revenue Code to a contingent payment debt instrument by requiring that original issue discount be accrued every year at a "comparable yield" for the issuer of the instrument, determined at the time of issuance of the obligation. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in this "comparable yield," be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected contingent payments. If the Contingent Payment Regulations were to apply to the DECS and the comparable yield exceeded the interest actually paid on the DECS, you would recognize ordinary interest income in excess of the cash you receive, and such excess would increase your tax basis in the debt instrument. If the comparable yield were lower than the cash received, however, you would recognize ordinary interest income that is less than the cash received, and your tax basis in the contingent payment debt instrument would be correspondingly reduced. Any gain you realized on the sale, exchange or redemption of a contingent payment debt instrument would be treated as ordinary income. Any loss you realized on the sale, exchange or redemption would be treated as ordinary loss to the extent your original issue discount inclusions with respect to the DECS exceed prior reversals of such inclusions required by the adjustment mechanism described above. Any loss realized in excess of such amount generally would be treated as a capital loss.

  Even if the Contingent Payment Regulations do not apply to the DECS it is possible that the IRS could seek to characterize the DECS in a manner that results in tax consequences to you different from those reflected in the indenture and described above. Under alternative characterizations of the DECS, it is possible, for example, that a DECS could be treated as including a debt instrument and a forward contract or two or more options. Under these alternative characterizations, the timing and character of income could differ substantially.

  Proposed legislation currently under consideration in Congress would (if enacted into law in its current form) recharacterize some or all of the net long-term capital gain arising from certain "constructive ownership" transactions entered into after July 11, 1999 as ordinary income, and would impose an interest charge on any such ordinary income. The proposed legislation would have no immediate application to forward contracts in respect of the stock of a domestic operating company, including the DECS transaction. The proposed legislation would, however, grant discretionary authority to the U.S. Treasury Department to promulgate regulations to expand the scope of "constructive ownership" transactions to include forward contracts in respect of the stock of all corporations. The proposed legislation separately would direct the Treasury to promulgate regulations excluding from the scope of the legislation a forward contract that does not convey "substantially all" of the economic return on an underlying asset (which category may include the DECS transaction). Even if the proposed legislation were to apply to the DECS transaction, it would have no material effect.

  It is not possible to predict whether legislation addressing constructive ownership transactions will be enacted by Congress, the form or effective date of any such legislation, or the form or effective date that any Treasury regulations promulgated thereunder might take.

Non-United States Persons

  If you are not a U.S. person, payments made with respect to the DECS should not be subject to the withholding of U.S. federal income tax, provided that you comply with applicable certification requirements. Any capital gain realized upon the sale or other disposition of the DECS by you will generally not be subject to U.S. federal income tax if such gain is not effectively connected with a U.S. trade or business of yours and, if you are an individual, you are not present in the United States for 183 days or more in the taxable year of the sale or other disposition.

Backup Withholding and Information Reporting

  You may be subject to information reporting and to backup withholding at a rate of 31 percent of certain amounts paid to you unless you provide proof of an applicable exemption or a correct taxpayer identification number and otherwise comply with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amounts withheld from a payment to you under the backup withholding rules are allowed as a refund or credit against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

                                 LEGAL MATTERS

  Certain legal matters with respect to the DECS will be passed upon for us by Simpson Thacher & Bartlett and for the underwriters by Cleary, Gottlieb, Steen & Hamilton.

                           FORWARD-LOOKING STATEMENTS

  This prospectus supplement and the accompanying prospectus include forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events.

These forward-looking statements are not guarantees of our future performance and are subject to risks, uncertainties, and assumptions about Kerr-McGee, including, among other things:

  . the success of the oil and gas exploration and production program,

  . acceptance of consumer products for which our chemical business supplies raw materials, and

  . general economic conditions and other risks discussed in our SEC filings.

  We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this prospectus supplement and the accompanying prospectus might not occur.

                      WHERE YOU CAN FIND MORE INFORMATION

  The SEC permits us to provide you with certain information by incorporating it by reference. The information incorporated by reference is an important part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the DECS.

  . Our Annual Report on Form 10-K for the year ended December 31, 1998.

  . Our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.

  . Our Form 8-K filed January 19, 1999.

  . Our Form 8-K/A filed January 26, 1999.

  . Our Form 8-K filed February 26, 1999.

  . Our Form 8-K filed March 11, 1999.

  . Our Form 8-K filed April 30, 1999.

  . Our Form 8-K filed May 12, 1999.

  . Our Form 8-K filed June 4, 1999.

  . Our Form 8-K/A filed July 16, 1999.

  . Our Form 8-K/A filed July 26, 1999.

  . Our Form S-4 filed January 27, 1999.

  You can get a free copy of any of the documents incorporated by reference by making an oral or written request directed to:

       Investor Relations
       Kerr-McGee Corporation
       P.O. Box 25861
       Oklahoma City, Oklahoma 73125
       Telephone (405) 270-3125

  You should rely only on the information contained or incorporated in this prospectus supplement. We have not authorized anyone else to provide you with different information. You should not rely on any other representations. Our affairs may change after this prospectus supplement is distributed. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of those documents.

                       SUPPLEMENTAL PLAN OF DISTRIBUTION

  Subject to the terms and conditions set forth in the underwriting agreement dated the date hereof, we have agreed to sell to the underwriters for this offering, and the underwriters have severally agreed to purchase, the number of DECS set forth opposite the name of such underwriters below:

   Underwriters                                                   Number of DECS
   ------------                                                   --------------
   Salomon Smith Barney Inc......................................   3,029,479
   Credit Suisse First Boston Corporation........................   3,029,478
   ABN AMRO Incorporated.........................................     865,565
   Lehman Brothers Inc...........................................     865,565
   Merrill Lynch, Pierce, Fenner & Smith
            Incorporated.........................................     865,565
                                                                    ---------
     Total.......................................................   8,655,652
                                                                    =========

  The underwriters, for whom Salomon Smith Barney Inc., Credit Suisse First Boston Corporation, ABN AMRO Incorporated, Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, have advised us that they propose to offer some of the DECS directly to the public initially at the public offering price set forth on the cover page of this prospectus supplement and some of the DECS to certain securities dealers at a discount from the public offering price of up to $0.60 per DECS. Any such securities dealers may resell any DECS purchased from the underwriters to other brokers or dealers at a discount from the public offering price of up to $0.10 per DECS. If all of the DECS are not sold at the initial offering price, the underwriters may change the offering price and other selling terms.

  We have agreed not to offer, sell, contract to sell, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by us or our affiliates or any person in privity with us or any of our affiliates) directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Commission in respect of, any debt securities issued or guaranteed by us or publicly announce an intention to effect any such transaction, for a period of 7 days after the date of the underwriting agreement without the prior written consent of Salomon Smith Barney Inc.

  Devon and New Devon have agreed not to offer, sell, contract to sell, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by Devon or New Devon or any of their affiliates or any person in privity with them or any of their affiliates) directly or indirectly, including the filing (or participation in the filing) of a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, any shares of common stock or any securities convertible into, or exchangeable for, or warrants to acquire shares of common stock (other than the shares sold in connection with the offering of the DECS) or announce an intention to effect any such transaction, on or prior to the lockup termination date (as described below) without the prior written consent of Salomon Smith Barney Inc., which consent will not be unreasonably withheld; provided, however, that

  . Devon or New Devon may publicly announce and discuss its intention to offer up to $500 million of shares of its capital stock or securities convertible into, or exchangeable for, or warrants to acquire shares of such capital stock and register and offer such securities;

  . New Devon may issue shares of its common stock to (1) shareholders of PennzEnergy in the merger and (2) shareholders of Devon in the proposed merger of Devon Oklahoma Corporation with Devon in connection with the merger;

  . Devon or any of its affiliates may offer shares of capital stock, or any securities convertible into, or exchangeable for, or warrants to acquire shares of such capital stock, to any owner of any business or assets acquired or proposed to be acquired by it or any of its affiliates as consideration for any such acquisition or proposed acquisition. However, the securities issued for non-cash consideration will not exceed $250 million and, together with any securities issued for cash, will not exceed $500 million prior to the lockup termination date;

  . Devon or New Devon may issue shares of common stock in connection with any exchange of Devon's Northstar exchangeable shares; and

  . Devon, New Devon, PennzEnergy or any of their respective affiliates may issue shares of capital stock pursuant to (1) any stock option plan, equity-incentive plan, stock purchase plan or dividend reinvestment plan existing as of July 14, 1999, or as contemplated by the merger agreement with PennzEnergy, or (2) any security convertible into or exercisable or exchangeable for any such capital stock outstanding as of July 14, 1999.

  The "lockup termination date" shall be the earlier of (1) the 45th day after the date of the underwriting agreement or (2) if the registration statement filed with respect to the Devon common stock offered by this prospectus is declared effective by the SEC on or prior to August 2, 1999, September 6, 1999, or (3) if, at Kerr-McGee's request, Devon does not (a) file such registration statement with the SEC on or prior to July 16, 1999, or (b) on or prior to July 22, 1999, request the SEC to declare effective such registration statement, September 6, 1999.

  We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an additional 1,298,348 DECS from us, at the same price per DECS as the initial DECS purchased by the underwriters. The underwriters may exercise such option only for the purpose of covering over-allotments, if any, in connection with the DECS offering. If this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional DECS approximately proportionate to such underwriter's initial purchase commitment.

  The DECS will be a new issue of securities with no established trading market. The DECS have been approved for listing, subject to official notice of issuance, on the NYSE, and the underwriters intend to make a market in the DECS, subject to applicable laws and regulations. However, the underwriters are not obligated to do so and may discontinue any market-making at any time in their sole discretion without notice. Accordingly, the underwriters cannot assure the liquidity of the market for DECS.

  In connection with this offering of DECS and Devon common stock, Salomon Smith Barney Inc. on behalf of the underwriters may purchase and sell DECS and Devon common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater amount of DECS than they are required to purchase from us, and in such case the underwriters may purchase DECS in the open market following completion of the offering to cover all or a portion of their short position. The underwriters may also cover all or a portion of such short position in the DECS, up to 1,298,348 DECS, by exercising the underwriters' over-allotment option referred to above. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the DECS or the Devon common stock while this offering is in progress. In addition, the underwriters may impose penalty bids. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased DECS sold by or for the account of that underwriter in stabilizing or short-covering transactions. Any of the activities by the underwriters described in this paragraph may stabilize, maintain or otherwise affect the market price of the DECS or the Devon common stock. As a result, the price of the DECS or the Devon common stock may be higher than the price that otherwise might exist in the open market. The underwriters may effect these transactions on the NYSE, in the over-the-counter market or otherwise. If these activities are commenced, they may be discontinued by the underwriters at any time.

  The underwriting agreement provides that we and Devon will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the underwriters may be required to make in respect of such liabilities.

  In the ordinary course of their respective businesses, certain of the underwriters and their affiliates may have engaged in and may in the future engage in commercial and investment banking transactions with us, Devon and our and their respective affiliates, for which the underwriters and their affiliates have received or may receive customary compensation.

PROSPECTUS

                                 $1,000,000,000

             Kerr-McGee Corporation
[LOGO]

                 DEBT SECURITIES, PREFERRED STOCK,
                       COMMON STOCK, WARRANTS

                               ----------------

   The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer and sale is not permitted.

   By this prospectus, we may offer up to $1,000,000,000 of debt securities, preferred stock, common stock and warrants on terms to be determined at the time of sale. We will provide more specific information regarding these securities in supplements to this prospectus. You should read this prospectus, particularly the Risk Factors beginning on page 4, and any supplement carefully before investing.

                               ----------------

   THESE SECURITIES HAVE NOT BEEN APPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMISSION, NOR HAVE THOSE ORGANIZATIONS DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                    The Date of This Prospectus is May 24, 1999

                               TABLE OF CONTENTS

About This Prospectus......................................................   3
Where You Can Find Information.............................................   3
Risk Factors...............................................................   4
The Company................................................................   5
Use Of Proceeds............................................................   6
Ratio Of Earnings To Fixed Charges And Ratio Of Earnings To Combined Fixed
 Charges And Preferred Stock Dividend Requirements.........................   6
Description Of Debt Securities.............................................   6
Description Of Preferred Stock.............................................  12
Description Of Common Stock................................................  14
Description Of Warrants....................................................  15
Plan of Distribution.......................................................  16
Legal Matters..............................................................  16
Experts....................................................................  16

                             ABOUT THIS PROSPECTUS

   This prospectus (the "Prospectus") is part of a Registration Statement that we filed with the Securities and Exchange Commission (the "SEC") utilizing a shelf registration process. Under this shelf process, we may sell the unsecured Debt Securities, Preferred Stock, Common Stock and Warrants (the "Offered Securities") described in this Prospectus in one or more offerings up to a total dollar amount of $1,000,000,000. This Prospectus provides you with a general description of the Offered Securities we may offer. Each time we sell Offered Securities, we will provide a prospectus supplement (the "Prospectus Supplement") that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. You should read both this Prospectus and any Prospectus Supplement together with additional information described below under "Where You Can Find Information".

                         WHERE YOU CAN FIND INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any materials on file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Our filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.

   The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities.

   (a) Our Annual Report on Form 10-K for the year ended December 31, 1998.

   (b) Our Form 8-K filed January 19, 1999.

   (c) Our Form 8-K/A filed January 26, 1999.

   (d) Our Form 8-K filed February 26, 1999.

   (e) Our Form 8-K filed March 11, 1999.

   (f) Our Form S-4 filed January 27, 1999.

   (g) Our Form 8-K filed April 30, 1999.

   (h) Our Form 8-K filed May 12, 1999.

   (i) Our Form 10-Q filed May 14, 1999.

   You can get a free copy of any of the documents incorporated by reference by making an oral or written request directed to:

   Investor Relations
   Kerr-McGee Corporation
   P. O. Box 25861
   Oklahoma City, Oklahoma 73125
   Telephone (405) 270-3125

   You should rely only on the information contained or incorporated in this Prospectus or any supplement. We have not authorized anyone else to provide you with different information. You should not rely on any other representations. Our affairs may change after this Prospectus or any supplement is distributed. You should not assume that the information in this Prospectus or any supplement is accurate as of any date other than the date on the front of those documents. You should read all information supplementing this Prospectus.

                                  RISK FACTORS

   You should carefully consider the information contained in this Prospectus and the following factors, among others, before purchasing the Offered Securities.

Merger-Related Risks

   The merger between Oryx Energy Company ("Oryx") and us described below under the "Recent Developments" section involves the integration of two companies that have previously operated independently. The workforce is being combined and reduced, offices are being consolidated and some employees are relocating as part of this process. We expect that the combined company will, as a result of its increased size and requirements, be able to consolidate its purchasing and obtain more favorable prices from suppliers. However, its ability to do so may be limited by changes in the purchasing power or practices of its competitors and other market dynamics.

   There is no assurance that the two companies will be able to integrate their operations without encountering difficulties or experiencing the loss of key employees, or that the cost savings and synergies expected from such integration will be realized.

Effects of Volatile Product Prices and Markets

   The results of operations of the company resulting from the combination of Kerr-McGee and Oryx are highly dependent upon the prices of and demand for oil and gas. Historically, the markets for oil and gas have been volatile and are likely to continue to be volatile in the future. Accordingly, the prices received by the combined company for its oil and gas production are dependent upon numerous factors which will be beyond its control. These factors include, but are not limited to, the level of ultimate consumer product demand, governmental regulations and taxes, the price and availability of alternative fuels, the level of imports and exports of oil and gas, and the overall economic environment. Any significant decline in prices for oil and gas could have a material adverse effect on the combined company's financial condition, results of operations and quantities of reserves recoverable on an economic basis. Should the industry experience significant price declines or other adverse market conditions, the combined company may not be able to generate sufficient cash flow from operations to meet its obligations and make planned capital expenditures. In order to manage its exposure to price risks in the sale of its oil and gas, the combined company may from time to time enter into commodities futures or option contracts to hedge a portion of its crude oil and natural gas sales volume, although we do not currently do so. Any such hedging activities may prevent the combined company from realizing the benefits of price increases above the levels reflected in such hedges.

Failure to Fund Continued Capital Expenditures Could Adversely Affect
Properties

   If revenues of the combined company substantially decrease as a result of lower oil and gas prices or otherwise, the combined company may have limited ability to spend the capital necessary to replace its reserves or to maintain production at current levels, resulting in a decrease in production over time.

   We expect that the combined company will continue to make capital expenditures for the acquisition, exploration and development of oil and gas reserves. Historically, each company financed these expenditures primarily with cash flow from operations and proceeds from debt and equity financings, asset sales and sales of partial interests in foreign concessions. We believe that, after considering the amount of the combined company's debt, the combined company will have sufficient cash flow from operations, available drawings under its credit facilities and other debt financings to fund capital expenditures. However, if the combined company's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing or other sources of capital will be available to meet these requirements. If the combined company is not able to fund its capital expenditures, its interests in some of its properties may be reduced or forfeited.

Costs of Environmental Liabilities and Regulation Could Exceed Estimates

   The combined company's current and former operations involve management of regulated materials and are subject to various environmental laws and regulations. These laws and regulations will obligate the combined company to clean up various sites at which petroleum, chemicals, low-level radioactive substances or other regulated materials have been disposed of or released. Some of these sites have been designated Superfund sites by the U.S. Environmental Protection Agency pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980. The combined company is also a party to legal proceedings involving environmental matters pending in various courts or agencies.

   It is not possible for the companies to reliably estimate the amount and timing of all future expenditures related to environmental matters because of:

  .  the difficulty of estimating clean up costs;

  . the uncertainty in quantifying liability under environmental laws that impose joint and several liability on all potentially responsible parties; and

  .  the continually changing nature of environmental laws and regulations.

   Although we believe that the combined company has established appropriate reserves for clean up costs, due to the above-noted uncertainties, the combined company could be required to record additional reserves in the future.

                                  THE COMPANY

   Kerr-McGee is an energy and chemical company with worldwide operations. It explores for, develops, produces and markets crude oil and natural gas and its chemical operations primarily produce and market titanium dioxide pigment.

Recent Developments

   We have entered into a strategic combination with Oryx which creates the fourth largest independent, nonintegrated oil and gas exploration and production company based in the United States. The merger was completed on February 26, 1999, upon the approval of the Shareholders of both companies. The combined company retained the name Kerr-McGee Corporation, with executive headquarters located in Oklahoma City, Oklahoma, and exploration and production headquarters located in Houston, Texas.

                                USE OF PROCEEDS

   We will use the proceeds we receive from selling these Offered Securities to pay off outstanding debt or for other general corporate purposes. General corporate purposes may include capital expenditures, acquisitions, or any other purposes that may be stated in the supplements. The proceeds may be invested temporarily until they are used for their stated purpose.

   RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED
               CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS

   The ratio of earnings to fixed charges for each of the periods indicated is as follows(1):

                                                                              Supplemental
                  Years Ended December 31                                      Ratio for
   -------------------------------------------------------------------         1998(2) &
       1994         1995(2)         1996         1997         1998(2)             (3)
       ----         -------         ----         ----         -------         ------------
       1.6             --           4.7          4.8             --                --

--------
(1) As of March 31, 1999, we had no outstanding preferred stock. Therefore, unless otherwise stated in the Prospectus Supplement, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividend requirements will be the same.

(2) Earnings were inadequate to cover fixed charges by $121 million in 1995, $387 million in 1998 and $549 million for the 1998 Supplemental Ratio.

(3) The supplemental 1998 ratio of earnings to fixed charges is provided to show the effect of the consummation of the merger between Kerr-McGee and Oryx.

   For purposes of computing the ratios, the earnings calculation is: income from continuing operations + income taxes + fixed charges - capitalized interest. Fixed charges calculation is: all interest + interest factor of rental expense. The ratio of earnings to fixed charges was less than 1.0 for the years ended December 31, 1995 and December 31, 1998.

                         DESCRIPTION OF DEBT SECURITIES

   The following description of the terms of the Debt Securities summarizes certain general terms that will apply to the Debt Securities. The description is not complete, and we refer you to the Indenture, a copy of which is an exhibit to the Registration Statement of which this Prospectus is a part. For your reference, in several cases below we have noted the section in the Indenture that the paragraph summarizes. Capitalized items have the meanings assigned to them in the Indenture. The referenced sections of the Indenture and the definitions of capitalized terms are incorporated by reference in the following summary.

   The Debt Securities will be issued under an Indenture dated as of August 1, 1982 and supplemented by the First Supplemental Indenture dated October 21, 1997 (the "Indenture") between Kerr-McGee and Citibank, N.A. ("Citibank"). The Indenture is incorporated by reference as an exhibit to the Registration Statement filed with the SEC. This summary of the Indenture is qualified by reference to the Indenture. You should refer to the Indenture in addition to reading this summary. The summary is not complete and is subject to the specific terms of the Indenture.

General

   Under the Indenture, we can issue an unlimited amount of Debt Securities. The following amounts of Debt Securities are currently outstanding under the
Indenture:

   $150,000,000 -- 6.625% Notes due
               October 15, 2027
   $150,000,000 -- 7.125% Debentures due
               October 15, 2027

   Each time that we issue a new series of Debt Securities, the supplement relating to that new series will specify the terms of those Debt Securities, including:

  . Designation, amount and denominations.

  . Percentage of principal amount at which Debt Securities will be issued.

  .Maturity date.

  . Annual interest rate and payment dates.

  . Terms and conditions of exchanging or converting Debt Securities for other securities.

  . Redemption terms.

  . Whether the Debt Securities will be senior, senior subordinated or subordinated.

   Payments relating to the Debt Securities generally will be paid at Citibank's corporate trust office. However, we may elect to pay interest by mailing checks directly to the registered holders of the Debt Securities. You can transfer your Debt Securities at Citibank's corporate trust office.

Ranking

   Unless otherwise described in the Prospectus Supplement for any series, the Debt Securities will be unsecured and will rank on a parity with all of our other unsecured and unsubordinated indebtedness.

   We will issue the Debt Securities in registered form without coupons. You can transfer or exchange your Debt Securities without a service charge, but we may require advance payment of any tax or other governmental transfer or exchange charge.

Definitions

   The covenants in the Indenture, which we summarize below, use the following terms:

  . SUBSIDIARY: A corporation of which we own a majority of the voting stock either directly or indirectly. (Section 101)

  . RESTRICTED SUBSIDIARY: Any subsidiary which we designate as a Restricted
    Subsidiary or which owns or leases any Principal Property (see the next definition). The term does not include a subsidiary if its principal business is leasing assets, financing the sale of products or holding the securities of other subsidiaries. (Section 101)

  . PRINCIPAL PROPERTY: Any Company-owned U.S. mineral property capable of producing in paying quantities and any manufacturing plant owned by us in the U.S. (including the land and fixtures), unless our Board of Directors feels that the property or plant is not material to our total business. The term does not include any facility acquired to control or abate air, water, noise, odor, or other pollution, or facilities financed through industrial revenue bonds or similar financing. (Section
    101)

  . CONSOLIDATED NET TANGIBLE ASSETS: The total amount of assets on our consolidated balance sheet and the balance sheets of our Restricted Subsidiaries, less any reserves and after deducting: (1) current liabilities and (2) goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other intangibles. (Section
    101)

  . FUNDED DEBT: Money borrowed or debt evidenced by bonds or debentures, or agreements having a maturity of more than one year (or less than one year but which is renewable after that year at the borrower's option). (Section 101)

   .DEBT: Notes, bonds, debentures or other similar documents indicating indebtedness. (Section 1008)

   .MORTGAGE: A pledge, mortgage or other lien securing a debt. (Section 1008)

Certain Covenants

   The Indenture includes the following covenants. These covenants use certain terms that are defined above. The covenants for a series of Debt Securities may differ from those described below. If they do, this will be described in the supplement to this prospectus relating to that series.

Restrictions on Secured Debt

   After the date of the Indenture, if we incur or guarantee a debt secured by either a mortgage on any of our Principal Property or on a Restricted Subsidiary's stock or debt, we will secure the Debt Securities on the same basis, unless the amount of the new debt plus the value of all sale and leaseback transactions involving Principal Properties would not exceed 5% of Consolidated Net Tangible Assets. The restrictions do not apply to debt secured by the following:

  . Mortgages on our property or the property of a Restricted Subsidiary, which existed on the date of the Indenture.

  . Mortgages on the property, stock or debt of a corporation that existed when the corporation became a Restricted Subsidiary.

  . Mortgages on the property of a Restricted Subsidiary, which only secures indebtedness owed by the Subsidiary to another Restricted Subsidiary or us.

  . Mortgages in favor of governmental bodies to secure progress, advance or other payments.

  . Mortgages on acquired property, stock or debt which existed at the time of the acquisition (including acquisition through merger or consolidation) and certain purchase money and construction mortgages.

  . Mortgages on our property or the property of a Restricted Subsidiary to secure payment of the costs of operations increase the production and disposition of minerals from the property or indebtedness incurred to provide funds for such purposes.

  . Any extension, renewal or refunding of the foregoing.

   The listed debt will be excluded when computing our secured debt.

   The restrictions will not apply to sale and leaseback transactions if the proceeds are applied to the retirement of Funded Debt. Secured debt will not be deemed to be created by the transfer of an interest in property in the form commonly referred to as a "production payment". (Sections 1008 and 1009)

Restrictions on Sales and Leasebacks

   We may not enter into any sale and leaseback transaction involving any Principal Property after the date of the Indenture unless:

  . The sale or transfer occurs within 120 days after construction is complete and the Principal Property is fully operational.

  . We could mortgage the property under Section 1008 of the Indenture for an amount equal to the proceeds of the sale and leaseback transaction without securing the Debt Securities on the same basis.

  . We use an amount equal to the market value of the Principal Property being leased to retire Funded Debt within 120 days. This restriction will not apply to any sale and leaseback transaction between us (or a Restricted Subsidiary) and a Restricted Subsidiary, or involving the taking back of a lease for a period of less than three years. (Section
    1009)

Merger and Consolidation

   The Indenture generally permits a consolidation or merger between Kerr-McGee and another corporation. It also permits the sale by Kerr-McGee of all or substantially all of our property and assets. If this happens, the resulting or acquiring corporation will assume all of our responsibilities and liabilities under the Indentures. If the resulting or acquiring corporation has outstanding Debt secured by a Mortgage on any Principal Property, or shares of stock of a Restricted Subsidiary, the Debt Securities will be equally and ratably secured with (or prior to) the Debt secured by such Mortgage. This restriction will not apply if the Mortgage could be created pursuant to Section 1008 of the Indenture (see "Restrictions on Secured Debt" above) without equally and ratable securing the Debt Securities. (Section 803)

Modification

   Generally, our rights and obligations and the holders' rights may be modified if the holders of 66-2/3% of the outstanding Debt Securities consent. However, no modification or amendment may occur without the consent of the affected holder of the Debt Security if that modification or amendment would do any of the following:

  . Change the stated maturity date of the principal of, or any installment of interest on, any of the holder's Debt Security.

  . Reduce the principal amount of, or the interest (or premium, if any) on, the Debt Security (including in the case of a discounted Debt Security, the amount payable upon acceleration of maturity or provable in bankruptcy).

  . Change the currency of payment of the Debt Security.

  . Impair the right to institute suit for the enforcement of any payment on the Debt Security or adversely affect the right of repayment, if any, at the option of the holder.

  . Reduce the percentage of holders of Debt Securities necessary to modify or amend the Indenture.

   A modification which changes a covenant or provision expressly included solely for the benefit of holders of one or more particular series will not affect the rights of holders of Debt Securities of any other series. (Section
902)

   Kerr-McGee or Citibank may make modifications without the consent of the Debt Securities holders in order to do the following:

  . Evidence that another corporation has succeeded to Kerr-McGee and assumed our obligations.

  . Convey security for the Debt Securities to Citibank.

  . Add covenants, restrictions or conditions for the protection of the Debt
    Security holders.

  . Provide for the issuance of Debt Securities in coupon form.

  . Establish the form or terms of Debt Securities of any series.

  . Cure any ambiguity or correct any defect in the Indenture which does not adversely affect the interests of a holder.

  . Evidence the appointment of a successor trustee or more than one trustee.
    (Section 901)

Events of Default

   In the Indenture, an Event of Default means any one of the following:

  . Failure to pay interest on a Debt Security for 30 days;

  . Failure to pay principal and premium, if any, when due;

  . Failure to pay sinking fund installment when due;

  . Failure to perform any other covenant in the Indenture that continues for 60 days after receipt of notice; or

  . Certain events in bankruptcy, insolvency or reorganization.

   An Event of Default relating to one series of Debt Securities does not necessarily constitute an Event of Default with respect to any other series issued under the Indenture. If an Event of Default exists with respect to a series of Debt Securities, Citibank or the holders of at least 25% of the outstanding Debt Securities of that series (or of all the outstanding Debt Securities in the case of defaults due to failure to perform a covenant in the Indenture or certain events in bankruptcy, insolvency, or reorganization) may declare the principal of that series (or of all outstanding Debt Securities, as the case may be) due and payable.

   Any Event of Default with respect to a particular series of Debt Securities may be waived by the holders of a majority of the outstanding Debt Securities of that series (or of all the outstanding Debt Securities as the case may be), except for a failure to pay principal, premium or interest on the Debt Security. (Sections 501, 502 and 508)

   Citibank may withhold notice to the holders of the Debt Securities of any default (except in payment of principal, premium, interest or sinking fund payment) if Citibank thinks it is in the interest of the holders. (Section 602)

   Subject to the specific duties that arise under the Indenture if an Event of Default exists, Citibank is not obligated to exercise any of its rights or powers under the Indenture at the request of the holders of the Debt Securities, unless they provide reasonable indemnity. (Sections 601 and 603). Generally, the holders of a majority of the outstanding Debt Securities can direct the proceeding for a remedy available to Citibank or for exercising any power conferred on Citibank as the trustee. (Section 508)

Trustee's Relationship with Issuer

   Citibank has loaned us substantial amounts of money in the past and may continue to do so. Citibank serves as a depository for us and performs other services for us in the normal course of business. The Indenture provides that we will indemnify Citibank against any loss, liability or expense incurred that arises from the trust created by the Indenture unless the loss, liability or expense results from Citibank's negligence or bad faith. (Section 607)

Global Securities

   We may issue some of the Debt Securities as Global Securities that will be deposited with a depository identified in the Prospectus Supplement. Global Securities may be issued in either registered or bearer form and may be either temporary or permanent. The Prospectus Supplement contains additional information about depository arrangements.

   Registered Global Securities will be registered in the depositary's name or in the name of its nominee. When we issue a Global Security, the depositary will credit that amount of Debt Securities to the investors that have accounts with the depository or its nominee. The underwriters or the Debt Security holders' agent will designate the accounts to be credited, unless the Debt Securities are offered and sold directly by Kerr-McGee, in which case, we will designate the appropriate account to be credited.

   Investors who have accounts with a depository, and people who have an interest in those institutions, are the beneficial owners of Global Securities held by that particular depository.

   Kerr-McGee will not maintain records regarding ownership or the transfer of Global Securities held by a depository or to nominee. If you are the beneficial owner of Global Securities held by a depository, you must get information directly from the depository.

   As long as a depositary is the registered owner of a Global Security, that depository will be considered the sole owner of the Debt Securities represented by that Global Security. Except as set forth below, beneficial owners of Global Securities held by a depository will not be entitled to:

  . Register the represented Debt Securities in their names;

  . Receive physical delivery of the Debt Securities; or

  . Be considered the owners or holders of the Global Security under the Indenture.

Payments on Debt Securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee. (Section 203)

   When a depositary receives a payment, it must immediately credit the accounts in amounts proportionate to the account holders' interests in the Global Security. The beneficial owners of a Global Security should, and are expected to, establish standing instructions and customary practices with their investor that has an account with the depository, so that payments can be made with regard to securities beneficially held for them, much like securities held for the accounts of customers in bearer form or registered in "street name."

   A Global Security can only be transferred in whole by the depository to a nominee of such depository, or to another nominee of a depository. If a depositary is unwilling or unable to continue as a depository and we do not appoint a successor depository within ninety (90) days, we will issue Debt Securities in exchange for all of the Global Securities held by that depository. In addition, we may eliminate all Global Securities at any time and issue Debt Securities in exchange for them. Further, we may allow a depository to surrender a Global Security in exchange for Debt Securities on any terms that are acceptable to us and the depositary. (Section 307)

   If any of these events occur, we will execute and Citibank will authenticate and deliver to the beneficial owners of the Global Security in question a new registered security in an amount equal to and in exchange for that person's beneficial interest in the exchanged Global Security. The depository will receive a new Global Security in an amount equal to the difference, if any, between the amount of the surrendered Global Security and the amount of Debt Securities delivered to the beneficial owners. Debt Securities issued in exchange for Global Securities will be registered in the same names and in the same denominations as indicated by the depository's records and in accordance with the instructions from its direct and indirect participants. (Section 307)

   The laws of certain jurisdictions require some people who purchase securities to actually take physical possession of those securities. The limitations imposed by these laws may impair your ability to transfer your beneficial interests in a Global Security.

                         DESCRIPTION OF PREFERRED STOCK

General

   Our Certificate of Incorporation (the "Charter") authorizes our Board of Directors or a committee of our Board of Directors (the "Board of Directors") to cause preferred stock to be issued in one or more series, without stockholder action. The Board of Directors is authorized to issue up to 40,000,000 shares of preferred stock, $1 par value per share (Preferred Stock), and can determine the number of shares of each series, and the rights, preference and limitations of each series. We may amend the Charter to increase the number of authorized shares of preferred stock in a manner permitted by the Charter and the Delaware General Corporation Law.

   The particular terms of any series of preferred stock being offered by us under this shelf registration (the "Preferred Stock") will be described in the Prospectus Supplement relating to that series of Preferred Stock. Those terms may include:

  . The number of shares of the series of Preferred Stock being offered;

  . The title and liquidation preference per share of that series of the Preferred Stock;

  . The purchase price of the Preferred Stock;

  . The dividend rate (or method for determining such rates);

  . The dates on which dividends will be paid;

  . Whether dividends on that series of Preferred Stock will be cumulative or noncumulative and, if cumulative, the dates from which dividends shall commence to accumulate;

  . Any redemption or sinking fund provisions applicable to that series of Preferred Stock;

  . Any conversion provisions applicable to that series of preferred stock;

  . Whether the Company has elected to offer Depositary Shares with respect to that series of preferred stock; and

  . Any additional dividend, liquidation, redemption, sinking fund and other rights and restrictions applicable to that series of Preferred Stock.

   If the terms of any series of Preferred Stock being offered differ from the terms set forth herein, those terms will also be disclosed in the Prospectus Supplement relating to that series of Preferred Stock. The following summary is not complete. You should refer to the Certificate of Designations relating to the series of the Preferred Stock for the complete terms of that Preferred Stock. That Certificate of Designations will be filed with the SEC promptly after the offering of the Preferred Stock.

   The Preferred Stock will, when issued, be fully paid and nonassesable. Unless otherwise specified in the Prospectus Supplement, in the event we liquidate, dissolve or wind-up our business, each series of Preferred Stock will have the same rank as to dividends and distributions as each other series of the Preferred Stock we may issue in the future. The Preferred Stock will have no preemptive rights.

Dividend Rights

   Holders of Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors, cash dividends at the rates and on the dates set forth in the Prospectus Supplement. Dividend rates may be fixed or variable or both. Different series of Preferred Stock may be entitled to dividends at different dividend rates or based upon different methods of determination. Each dividend will be payable to the holders of record as they appear on the stock books of the Company on record dates determined by the Board of Directors. Dividends on any series of the Preferred Stock may be cumulative or noncumulative, as specified in the Prospectus Supplement. If the Board of Directors fails to declare a dividend on any series of Preferred Stock for which dividends are noncumulative, then the right to receive that dividend will be lost, and we will have no obligation to pay the dividend for that dividend period, whether or not dividends are declared for any future dividend period.

   No full dividends will be declared or paid on any series of Preferred Stock, unless full dividends for the dividend period commencing after the immediately preceding dividend payment date (and cumulative dividends still owing, if any) have been or contemporaneously are declared and paid on all other series of Preferred Stock which have the same rank as, or rank senior to, that Preferred Stock. When those dividends are not paid in full, dividends will be declared pro rata, so that the amount of dividends declared per share on that series of Preferred Stock and on each other series of preferred stock having the same rank as, or ranking senior to, that series of Preferred Stock will in all cases bear to each other the same ratio that accrued dividends per share on that series of Preferred Stock and the other preferred stock bear to each other. In addition, generally, unless full dividends, including cumulative dividends still owing, if any, on all outstanding shares of any series of Preferred Stock have been paid, no dividends will be declared or paid on the Common Stock and generally we may not redeem or purchase any Common Stock. No interest, or sum of money in lieu of interest, will be paid in connection with any dividend payment or payments which may be in arrears.

   Unless otherwise described in the Prospectus Supplement, the amount of dividends payable for each dividend period will be computed by annualizing the applicable dividend rate and dividing by the number of dividend periods in a year, except that the amount of dividends payable for the initial dividend period or any period shorter than a full dividend period shall be computed on the basis of a 360-day year consisting of twelve 30-day months and, for any period less than a full month, the actual number of days elapsed in the period.

Rights Upon Liquidation

   In the event we liquidate, dissolve or wind-up our affairs, either voluntarily or involuntarily, the holders of each series of Preferred Stock will be entitled to receive liquidating distributions in the amount set forth in the Prospectus Supplement relating to each series of Preferred Stock, plus an amount equal to accrued and unpaid dividends, if any, before any distribution of assets is made to the holders of Common Stock. If the amounts payable with respect to Preferred Stock of any series and any stock having the same rank as that series of Preferred Stock are not paid in full, the holders of Preferred Stock and of such other stock will share ratably in any such distribution of assets in proportion to the full respective preferential amounts to which they are entitled. After the holders of each series of Preferred Stock and any stock having the same rank as the Preferred Stock are paid in full, they will have no right or claim to any of our remaining assets. Neither the sale of all or substantially all our property or business nor a merger or consolidation by us with any other corporation will be considered a dissolution, liquidation or winding up by us of our business or affairs.

Redemption

   Any series of Preferred Stock may be redeemable, in whole or in part, at our option. In addition, any series of Preferred Stock may be subject to mandatory redemption pursuant to a sinking fund. The redemption provisions that may apply to a series of Preferred Stock, including the redemption dates and the redemption prices for that series, will be set forth in the Prospectus Supplement.

   If a series of Preferred Stock is subject to mandatory redemption, the Prospectus Supplement will specify the year we can begin to redeem shares of the Preferred Stock, the number of shares of the Preferred Stock we can redeem each year, and the redemption price per share. We may pay the redemption price in cash, stock or in cash that we have received specifically from the sale of our capital stock, as specified in the Prospectus Supplement. If the redemption price is to be paid only from the proceeds of the sale of our capital stock, the terms of the series of Preferred Stock may also provide that, if no such capital stock is sold or if the amount of cash received is insufficient to pay in full the redemption price then due, the series of Preferred Stock will automatically be converted into shares of the applicable capital stock pursuant to conversion provisions specified in the Prospectus Supplement.

   If fewer than all the outstanding shares of any series of Preferred Stock are to be redeemed, whether by mandatory or optional redemption, the Board of Directors will determine the method for selecting the shares to be redeemed, which may be by lot or pro rata or by any other method determined to be equitable. From and after the redemption date, dividends will cease to accrue on the shares of Preferred Stock called for redemption and all rights of the holders of those shares (except the right to receive the redemption price) will cease.

   In the event that full dividends, including accrued but unpaid dividends, if any, have not been paid on any series of Preferred Stock, we may not redeem that series in part and we may not purchase or acquire any shares of that series of Preferred Stock, except by any offer made on the same terms to all holders of that series of Preferred Stock.

Voting Rights

   Except as indicated in the Prospectus Supplement, or except as expressly required by applicable law, the holders of Preferred Stock will not be entitled to vote.

                          DESCRIPTION OF COMMON STOCK

   As of the date of this prospectus, we are authorized to issue up to 300,000,000 shares of Common Stock. As of April 30, 1999, we had 86,372,748 shares of Common Stock issued.

   The following summary is not complete. You should refer to the applicable provisions of the Charter, including the Certificates of Designations pursuant to which any outstanding series of Preferred Stock may be issued, and the Delaware General Corporation Law for a complete statement of the terms and rights of the Common Stock.

   DIVIDENDS. Holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors, out of funds legally available for their payment (subject to the rights of holders of the preferred stock, if any).

   VOTING RIGHTS. Each holder of Common Stock is entitled to one vote per share. Subject to the rights, if any, of the holder of any series of preferred stock pursuant to applicable law or the provision of the Certificate of Designations creating that series, all voting rights are vested in the holders of shares of Common Stock.

   RIGHTS UPON LIQUIDATION. In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of Common Stock will be entitled to share equally in any of our assets available for distribution after the payment in full of all debts and distributions and after the holders of all series of outstanding preferred stock, if any, have received their liquidation preferences in full.

   RIGHTS AGREEMENT. We have adopted a Rights Agreement, which provides for the issuance of a right (a "Kerr-McGee Right") to the holder of each of our shares of Common Stock. If anyone acquires 15% or more of our outstanding Common Stock (an "Acquiring Person"), each holder of the Kerr-McGee Right (other than the Acquiring Person) will be entitled to purchase additional shares of Common Stock (or, in certain cases, other of our securities, or cash or other property) having a current market value of two times the exercise price of $215. Otherwise, prior to an Acquiring Person acquiring 50% or more of the outstanding Common Stock, we may elect to issue a share of Common Stock in exchange for each Kerr-McGee Right (other than Kerr-McGee Rights held by the Acquiring Person). In addition, if we are acquired in a merger or other business combination or 50% or more of our assets or earning power are sold, each holder of a Kerr-McGee Right will be entitled to buy, at the exercise price, common stock of the acquirer having a current market value of two times the exercise price. At any time before there is an Acquiring Person, we can redeem the Kerr-McGee Rights in whole, but not in part, for $0.01 per each Kerr-McGee Right, or may amend the Rights Agreement in any way without the consent of the holders of the Kerr-McGee Rights. We amended the Rights Agreement so it was not triggered by the merger between us and Oryx.

   MISCELLANEOUS. The issued and outstanding shares of Common Stock are fully paid and nonassessable. Holders of shares of Common Stock are not entitled to preemptive rights. Shares of Common Stock are not convertible into shares of any other class of capital stock.

                            DESCRIPTION OF WARRANTS

   We may issue warrants for the purchase of Debt Securities, Preferred Stock or Common Stock ("Warrants"). We may issue warrants independently or together with other securities. Each series of Warrants will be issued under a separate warrant agreement (a "Warrant Agreement") to be entered into between us and a bank or trust company, as warrant agent. You should refer to the Warrant Agreement relating to the specific Warrants being offered for the complete terms of the Warrant Agreement and the Warrants.

   Each Warrant will entitle the holder to purchase the principal amount of Debt Securities, or the number of shares of Preferred Stock, or Common Stock at the exercise price set forth in, or calculable as set forth in, the Prospectus Supplement. The exercise price may be subject to adjustment upon the occurrence of certain events, as set forth in the Prospectus Supplement. After the close of business on the expiration date of the Warrant, unexercised Warrants will become void. The place or places where, and the manner in which, Warrants may be exercised shall be specified in the Prospectus Supplement.

                              PLAN OF DISTRIBUTION

   We may sell the Offered Securities through underwriters, dealers or agents, or we may sell directly to one or more purchasers. The Prospectus Supplement names any underwriters, states the purchase price and the proceeds received by us, any underwriting discounts and other items constituting underwriters' compensation, the initial public offering price, any discounts or concessions to dealers, and any securities exchanges on which the Offered Securities may be listed.

   If underwriters are used in the sale, the Offered Securities will be acquired by the underwriters for their own account. The underwriters may resell the Offered Securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Offered Securities may be offered through an underwriting syndicate represented by many underwriters. The obligations of the underwriters to purchase the Offered Securities will be subject to certain conditions. The underwriters will be obligated to purchase all the Offered Securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

   These Offered Securities may be sold directly by us or through agents. Any agent will be named, and any commissions payable to that agent will be set forth in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent will be acting on a best efforts basis.

   We may authorize agents, underwriters or dealers to solicit offers by specified institutions to purchase Offered Securities pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject only to those conditions set forth in the Prospectus Supplement. The Prospectus Supplement will set forth the commission payable for soliciting such contracts.

   We may agree to indemnify underwriters, dealers or agents against certain civil liabilities, including liabilities under the Securities Act of 1933, and may also agree to contribute to payments which the underwriters, dealers or agents may be required to make.

                                 LEGAL MATTERS

   Gregory F. Pilcher, Vice President and General Counsel, or another of our lawyers, will issue an opinion about the legality of the securities for us. Any underwriters will be advised about issues relating to this offering by their own legal counsel.

                                    EXPERTS

   Arthur Andersen LLP, independent public accountants, audited our financial statements and schedules incorporated by reference in this Prospectus and at other places in the registration statement as indicated in their reports. We incorporated those documents by reference in reliance upon the authority of Arthur Andersen LLP as experts in giving the reports.

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                               8,655,652 DECS SM

                    (Debt Exchangeable for Common Stock SM)


             Kerr-McGee Corporation

                  5 1/2% Exchangeable Notes Due August 2, 2004


                               [LOGO KERR-MCGEE]

                                   --------

                             PROSPECTUS SUPPLEMENT

                                 July 27, 1999

                                   --------

                              Salomon Smith Barney
                           Credit Suisse First Boston

                              ABN AMRO Rothschild
                      a division of ABN AMRO Incorporated
                                Lehman Brothers

                              Merrill Lynch & Co.

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